Exhibit 99.1
GOLDCORP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (the “Company”) will be held at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 on Tuesday, May 20, 2008 at 2:00 p.m. (Toronto time), for the following purposes:
(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2007 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving amendments to the Company’s 2005 stock option plan, as more particularly described in the accompanying management information circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving amendments to the Company’s restricted share plan, as more particularly described in the accompanying management information circular;

(f)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution confirming a new general by-law for the Company, as more particularly described in the accompanying management information circular; and

(g)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for registered shareholders, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2007. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2007 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.
The board of directors of the Company has by resolution fixed the close of business on March 28, 2008 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
The board of directors of the Company has by resolution fixed 2:00 p.m. (Toronto time) on May 15, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting, as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.
DATED at Vancouver, British Columbia this 28th day of March, 2008.

By Order of the Board of Directors

“Ian Telfer” Ian Telfer
Chairman of the Board

GOLDCORP INC.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.
The board of directors of the Company (the “Board”) has fixed the close of business on March 28, 2008 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 15, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 28, 2008. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 15, 2008, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON M5H 3C2, Attention: Paul Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M5A 4K9.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 28, 2008, 710,216,429 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 28, 2008. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation
The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Executive Vice President and Chief Financial Officer, (c) the other three most highly compensated “executive officers” during the financial year ended December 31, 2007, and (d) a former executive officer who would have been captured in (c) if he was an executive officer at December 31, 2007 (the “Named Executive Officers”).
Bonuses for the financial years ended December 31, 2007 and 2006, as disclosed in the following table, were determined and awarded in February 2008 and January 2007, respectively, after finalization of the Company’s financial statements for each of such years. These amounts will be reported as income by the respective Named Executive Officers for 2008 and 2007, respectively.
Summary Compensation Table (1)

							Long-Term Compensation
							Awards
							Securities		Shares or
		Annual Compensation					Under		Units Subject		Payouts
					Other Annual		Options		to Resale		LTIP	All Other
Name and		Salary		Bonus	Compensation		Granted(2)		Restrictions		Payouts	Compensation
Principal Position	Year	(C$)		(C$)	(C$)		(#)		(C$)		(C$)	(C$)
C. Kevin McArthur	2007	1,000,000		1,250,000	Nil		Nil		1,028,400	(3)	Nil	1,282	(4)
President and Chief	2006	124,992	(5)	708,400	Nil		Nil	(6)	Nil		Nil	Nil
Executive Officer	2005	N/A		N/A	N/A		N/A		N/A		N/A	N/A

Lindsay A. Hall	2007	600,000		500,000	Nil		120,000	(7)	617,775	(8)	Nil	30,326	(9)
Executive Vice	2006	426,281	(10)	250,000	Nil		200,000	(11)	Nil	(12)	Nil	10,040	(13)
President and Chief Financial Officer	2005	N/A		N/A	N/A		N/A		N/A		N/A	N/A

Charles A. Jeannes	2007	600,000		500,000	26,000	(14)	120,000	(15)	385,650	(16)	Nil	1,407,363	(17)
Executive Vice	2006	75,000	(18)	Nil	Nil		Nil	(19)	Nil		Nil	Nil
President, Corporate Development	2005	N/A		N/A	N/A		N/A		N/A		N/A	N/A

Steve P. Reid	2007	600,000		500,000	177,620	(20)	120,000	(21)	385,650	(22)	Nil	18,500	(23)
Executive Vice	2006	250,000	(24)	200,000	Nil		250,000	(25)	Nil		Nil	9,799	(26)
President and Chief Operating Officer	2005	N/A		N/A	N/A		N/A		N/A		N/A	N/A

Cheryl A. Sedestrom	2007	271,360		101,200	35,486	(27)	60,000	(28)	Nil		Nil	652,919	(29)
Vice President,	2006	N/A		Nil	N/A		N/A		N/A		N/A	N/A
Risk Management	2005	N/A		N/A	N/A		N/A		N/A		N/A	N/A

Eduardo Luna	2007	467,650		Nil	112,490	(30)	Nil		Nil		Nil	3,091,732	(31)
Former Executive	2006	553,517		158,460	119,863	(30)	Nil		Nil		Nil	53,046	(32)
Vice President	2005	512,996		150,000	71,793	(30)	300,000	(33)	Nil		Nil	Nil

(1)	All dollar amounts are expressed in Canadian dollars. In the case of compensation paid in United States dollars, amounts have been converted at an exchange rate of C$1.00 = $1.0120 for 2007 and C$1.00 = $0.8581 for 2006. In the case of Mr. Luna, amounts have been converted from Mexican pesos at an exchange rate of 11 Mexican pesos = $1.00 for 2007, 10.8116 Mexican pesos = $1.00 for 2006 and 10.6344 Mexican pesos = $1.00 for 2005.

(2)	Options are exercisable for the purchase of Common Shares.

(3)	Mr. McArthur was granted 120,000 restricted share rights at a deemed price of C$25.71 per share pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 40,000 on May 23, 2007 (the date of grant), as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009. This amount represents only the 40,000 rights for which the restricted period expired in 2007.

(4)	This amount represents life insurance premiums paid by the Company on behalf of Mr. McArthur.

(5)	Mr. McArthur was appointed as President and Chief Executive Officer of the Company on November 15, 2006. This amount represents salary paid by the Company from November 15, 2006 to December 31, 2006.

(6)	Effective November 6, 2006, Mr. McArthur was issued an aggregate of 878,800 options to purchase Common Shares on conversion of options held to purchase common shares of Glamis Gold Ltd. (“Glamis”).

(7)	Mr. Hall was granted 120,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$25.71 per share until May 23, 2017 and vesting as to 40,000 on May 23, 2007 (the date of grant), as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.

(8)	Mr. Hall was granted 45,000 restricted share rights at a deemed price of C$25.71 per share pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 15,000 on May 23, 2007, as to 15,000 on May 23, 2008 and as to 15,000 on May 23, 2009. In addition, the restricted period expired with respect to 7,500 restricted share rights granted to Mr. Hall in 2006. This amount represents those restricted share rights for which the restricted period expired in 2007; 15,000 at a deemed price of C$25.71 and 7,500 at a deemed price of C$30.95.

(9)	This amount represents (i) disability and executive health plan premiums in the amount of C$11,826, (ii) registered retirement savings plan contributions in the amount of C$9,500, and (iii) employee share purchase plan contributions in the amount of C$9,000, each paid by the Company on behalf of Mr. Hall.

(10)	Mr. Hall was appointed as Executive Vice President of the Company on March 3, 2006 and as Chief Financial Officer of the Company on April 19, 2006. This amount represents salary paid by the Company from March 3, 2006 to December 31, 2006.

(11)	Mr. Hall was granted 200,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$30.55 per share until March 13, 2016 and vesting as to 66,666 on March 13, 2007, as to 66,667 on March 13, 2008 and as to 66,667 on March 13, 2009.

(12)	Mr. Hall was granted 30,000 restricted share rights at a deemed price of C$30.95 per share pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 7,500 on March 13, 2007, as to 7,500 on March 13, 2008 and as to 15,000 on March 13, 2009 (Mr. Hall is required to retain 7,500 of such Common Shares for one additional year, ie. until March 13, 2010).

(13)	This amount represents (i) life insurance premiums in the amount of C$1,040, and (ii) registered retirement savings plan contributions in the amount of C$9,000, each paid by the Company on behalf of Mr. Hall.

(14)	This amount represents a cash allowance paid to Mr. Jeannes for his relocation to Vancouver, British Columbia.

(15)	Mr. Jeannes was granted 120,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$25.71 per share until May 23, 2017 and vesting as to 40,000 on May 23, 2007 (the date of grant), as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.

(16)	Mr. Jeannes was granted 45,000 restricted share rights at a deemed price of C$25.71 per share pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 15,000 on May 23, 2007 (the date of grant), as to 15,000 on May 23, 2008 and as to 15,000 on May 23, 2009. This amount represents only the 15,000 rights for which the restricted period expired in 2007.

(17)	This amount represents (i) life insurance premiums paid by the Company on behalf of Mr. Jeannes in the amount of C$1,164, (ii) employee share purchase plan contributions made by the Company on behalf of Mr. Jeannes in the amount of C$9,000, and (iii) a severance payment in the amount of C$1,397,199 payable in connection with the Company’s acquisition of Glamis pursuant to a change of control agreement.

(18)	Mr. Jeannes was appointed as Executive Vice President, Corporate Development of the Company on November 15, 2006. This amount represents salary paid by the Company from November 15, 2006 to December 31, 2006.

(19)	Effective November 6, 2006, Mr. Jeannes was issued an aggregate of 839,930 options to purchase Common Shares on conversion of options held to purchase common shares of Glamis.

(20)	This amount represents a cash allowance paid to Mr. Reid for his relocation to Vancouver, British Columbia.

(21)	Mr. Reid was granted 120,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$25.71 per share until May 23, 2017 and vesting as to 40,000 on May 23, 2007 (the date of grant), as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.

(22)	Mr. Reid was granted 45,000 restricted share rights at a deemed price of C$25.71 per share pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 15,000 on May 23, 2007 (the date of grant), as to 15,000 on May 23, 2008 and as to 15,000 on May 23, 2009. This amount represents only the 15,000 rights for which the restricted period expired in 2007.

(23)	This amount represents (i) registered retirement savings plan contributions in the amount of C$9,500, and (ii) employee share purchase plan contributions in the amount of C$9,000, each paid by the Company on behalf of Mr. Reid.

(24)	Mr. Reid was appointed as Executive Vice President, Canada and USA of the Company on May 15, 2006 and as Chief Operating Officer of the Company on January 1, 2007. This amount represents salary paid by the Company from May 15, 2006 to December 31, 2006.

(25)	Mr. Reid was granted 250,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$33.60 per share until May 19, 2016 and vesting as to 83,334 on May 19, 2007, as to 83,333 on May 19, 2008 and as to 83,333 on May 19, 2009.

(26)	This amount represents (i) life insurance premiums in the amount of C$799, and (b) registered retirement savings plan contributions in the amount of C$9,000, each paid by the Company on behalf of Mr. Reid.

(27)	This amount represents (i) vacation pay in the amount of C$23,942, (ii) sick pay in the amount of C$1,140, and (iii) holiday pay in the amount of C$10,404.

(28)	Ms. Sedestrom was granted 60,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of US$23.68 per share until May 23, 2017 and vesting as to 20,000 on May 23, 2007 (the date of grant), as to 20,000 on May 23, 2008 and as to 20,000 on May 23, 2009.

(29)	This amount represents (i) life insurance premiums in the amount of C$2,396 paid by the Company on behalf of Ms. Sedestrom, and (ii) a severance payment in the amount of C$642,754 payable in connection with the Company’s acquisition of Glamis.

(30)	These amounts include pension plan contributions, medical expenditures insurance, social security and retirement payments, and allowance for food, car and housing.

(31)	Mr. Luna retired from the Company effective September 1, 2007. This amount represents (i) a severance payment in the amount of C$1,505,370 (based on an exchange rate of C$1.00 = $1.0564 on September 1, 2007), of which C$501,790 was paid on September 1, 2007, C$501,790 will be paid on September 1, 2008 and C$501,790 will be paid on September 1, 2009, and (ii) a pension payment in the amount of C$1,586,362 (based on an exchange rate of C$1.00 = $1.0564 on September 1, 2007). See “Termination of Employment, Change in Responsibilities and Employment Contracts — Eduardo Luna” for further details.

(32)	This amount represents life insurance premiums paid by the Company on behalf of Mr. Luna.

(33)	Mr. Luna was granted 300,000 options pursuant to the Company’s stock option plan, such options being exercisable at a price of C$19.23 per share until June 29, 2015 and vesting as to 66,667 on June 29, 2005 (the date of grant), as to 100,000 on June 29, 2006, as to 100,000 on June 29, 2007 and as to 33,333 on June 29, 2008.
Summary Compensation Table for Chief Executive Officer (1)
The following table provides information for the three most recently completed financial years ended December 31, 2007 regarding compensation paid to or earned by the President and Chief Executive Officer of the Company.

		Cash					Equity		Total Direct Compensation
		Annualized
Name and Principal		Base Salary	Bonus	Other		Total	RSU Grant Value
Position	Year	(C$)	(C$)	(C$)		(C$)	(C$)		(C$)
C. Kevin McArthur (2)	2007	1,000,000	1,250,000	1,282	(3)	2,251,282	1,028,400	(4)	3,279,682
President and Chief	2006	124,992	708,400	Nil		833,392	Nil		833,392
Executive Officer	2005	N/A	N/A	N/A		N/A	N/A		N/A

(1)	All dollar amounts are expressed in Canadian dollars. In the case of compensation paid in United States dollars, amounts have been converted at an exchange rate of C$1.00 = $1.0120 for 2007 and C$1.00 = $0.8581 for 2006.

(2)	Mr. McArthur was appointed as Chief Executive Officer of the Company on November 15, 2006.

(3)	This amount represents life insurance premiums paid by the Company on behalf of Mr. McArthur.

(4)	This amount represents 40,000 restricted share rights for which the restricted period expired on May 23, 2007 at a deemed price of C$25.71.
The following table provides information regarding the aggregate number and value of all Common Shares, restricted share rights and stock options held by the President and Chief Executive Officer of the Company at December 31, 2007.

Common Shares		Restricted Share Rights			Exercisable Stock Options		Unexercisable Stock Options
Number	Value (C$)	Number		Value (C$)	Number	Value (C$)	Number	Value (C$)
350,540	11,848,252	80,000	(1)	2,056,800	236,600	5,278,208	Nil	N/A

(1)	Represents 80,000 restricted share rights for which the restricted period will expire as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.
Chief Executive Officer Investment Requirements
The Board has implemented a policy which requires the Chief Executive Officer of the Company to hold a minimum of 25,000 Common Shares, with a value of C$845,000 as at December 31, 2007. This requirement is to be attained within three years of becoming the Chief Executive Officer of the Company and must be maintained throughout his tenure as Chief Executive Officer. Mr. McArthur holds 350,540 Common Shares, with a value of C$11,848,252 as at December 31, 2007.
Supplementary Executive Retirement Plan
In 2007, the Compensation Committee reviewed and considered recommendations from Mercer Human Resource Consulting (“Mercer”) regarding the implementation of a supplementary executive retirement plan (a “SERP”) for executive officers of the Company. Supplementary executive retirement plans are designed to supplement registered retirement savings plan (“RRSP”) arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The Company feels that the Tax Act contribution restrictions (C$19,000 per year in 2007) can severely restrict the ability for an executive to save for retirement.

To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the implementation of a defined contribution supplementary executive retirement plan (the “SERP”) for Executive Vice Presidents and other designated executive officers of the Company, effective January 1, 2007. Executive Vice President SERP members during the financial year ended December 31, 2007 were Messrs. Hall, Jeannes and Reid.
Under the SERP, the Company will provide annual contributions of 18% of base salary to executive vice presidents and 12% of base salary to other designated executive officers, minus the Company contributions to their respective RRSPs. The contributions under the SERP will be accumulated with interest based on bond returns and will be payable to the executives upon retirement, death or voluntary termination from the Company. Payment at retirement or voluntary termination is allowed only following the vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles subject to certain Tax Act provisions, held by Royal Trust.
During the financial year ended December 31, 2007, Mercer’s fees for consulting services relating to the design and implementation of the SERP totaled approximately C$90,000.
Employee Share Purchase Plan
In July 2007, the Company implemented an employee share purchase plan (the “ESPP”) for all of the Company’s Canadian operations and corporate employees to encourage employees, including the Named Executive Officers, to accumulate savings through ownership of Common Shares. The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders. Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. During the financial year ended December 31, 2007, each of Messrs. Hall, Jeannes and Reid purchased 757 Common Shares through the ESPP. The Company contributed $9,108 on behalf of each of Messrs. Hall, Jeannes and Reid towards such purchases. Currently, 70% of the Company’s Canadian operations and corporate employees participate in the ESPP.

Stock Options
The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2007 pursuant to the terms of the Company’s 2005 stock option plan (the “Stock Option Plan”).
Option Grants During the Financial Year Ended December 31, 2007

				Market Value of
	Securities			Securities
	Under	Percent of Total		Underlying
	Options	Options Granted	Exercise or Base	Options on the
	Granted	to Employees in	Price	Date of Grant
Name	(#)(1)	Financial Year(2)	(Per Security)	(Per Security)(3)	Expiration Date
C. Kevin McArthur	Nil (4)	N/A	N/A	N/A	N/A

Lindsay A. Hall	120,000	3.0%	C$25.71	C$25.71	May 23, 2017

Charles A. Jeannes	120,000	3.0%	C$25.71	C$25.71	May 23, 2017

Steve P. Reid	120,000	3.0%	C$25.71	C$25.71	May 23, 2017

Cheryl A. Sedestrom	60,000	1.5%	$23.68	$23.68	May 23, 2017

Eduardo Luna	Nil	N/A	N/A	N/A	N/A

(1)	The class of securities underlying all stock options is Common Shares. All of these stock options vest as to one-third immediately, as to one-third on May 23, 2008 and as to one-third on May 23, 2009.

(2)	Based on the total number of options granted pursuant to the Stock Option Plan during the financial year ended December 31, 2007 of 3,939,000.

(3)	The exercise price of options is determined based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

(4)	In lieu of stock options, Mr. McArthur was granted 120,000 restricted share rights pursuant to the Company’s restricted share plan, the restricted periods of such rights expiring as to 40,000 on May 23, 2007, as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2007 and year-end option values.
Aggregated Option Exercises During the Financial Year Ended December 31, 2007
and Year-End Option Values

							Value of Unexercised in-the-
	Securities	Aggregate	Unexercised Options at				money Options at December 31,
	Acquired on	Value	December 31, 2007				2007(1)
	Exercise	Realized	Exercisable		Unexercisable		Exercisable	Unexercisable
Name	(#)	(C$)	(#)		(#)		(C$)	(C$)
C. Kevin McArthur	338,000	6,367,920	236,600		Nil		5,278,208	Nil

Lindsay A. Hall	106,666	518,931	Nil		213,334		Nil	1,080,535

Charles A. Jeannes	211,250	4,406,275	567,280		80,000		8,842,484	647,200

Steve P. Reid	Nil	N/A	123,334		246,666		340,266	680,533

Cheryl A. Sedestrom	11,830	136,991	316,177		40,000		5,135,503	323,600

Eduardo Luna	Nil	N/A	200,000	(2)	33,333	(2)	2,914,000	485,662

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2007 of C$33.80 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	In connection with Mr. Luna’s retirement from the Company on September 1, 2007, in accordance with the Stock Option Plan and in recognition of the length of his service with the Company and Luismin, the Board determined to allow his outstanding options to remain exercisable for one year from the date of his retirement, expiring on September 1, 2008.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into employment agreements with each of C. Kevin McArthur, Lindsay A. Hall, Charles A. Jeannes, Steve P. Reid and Cheryl A. Sedestrom.
C. Kevin McArthur
Mr. McArthur’s employment agreement provides for a severance payment of 36 months’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous bonus year, to be paid if there is a change of control of the Company (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Events” as defined below) and he elects to terminate his employment.
Lindsay A. Hall
Mr. Hall’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment.

Charles A. Jeannes
Mr. Jeannes’ employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment.
Steve P. Reid
Mr. Reid’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment.
Cheryl A. Sedestrom
Ms. Sedestrom’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times her annual bonus at target or two times the bonus received by her in the previous bonus year, to be paid if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate her employment for any reason other than just cause, or (ii) a Triggering Event occurs and she elects to terminate her employment.
“Change of Control”
A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.
“Triggering Event”
A “Triggering Event” includes (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.
Eduardo Luna
Mr. Luna entered into a termination agreement with the Company in connection with his retirement from the Company effective September 1, 2007 pursuant to which Mr. Luna will be paid $1,425,000, equal to three years’ salary, payable as to $475,000 immediately upon his retirement, as to $475,000 on the first anniversary of his retirement and as to $475,000 on the second anniversary of his retirement. In addition to such payment, Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of the Company, paid Mr. Luna $1,501,668 pursuant to Luismin’s non-contributory defined benefit pension plan (the “Luismin Pension Plan”), based on his last 12 months salary plus Christmas bonus and on the number of years of service attained by Mr. Luna, 18.26 years, as at September 1, 2007 when he retired.

Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company or any of its subsidiaries, from a change of control of the Company or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.
Estimated Incremental Payment on Change of Control
The following table provides details regarding the estimated incremental payment for each of the Named Executive Officers on a change of control, assuming a Triggering Event occurred on December 31, 2007.

					Total
	Severance		Bonus Target	Benefits	Incremental
	Period	Base Salary	Value	Uplift	Payment
Name	(# of months)	($)	($)	($)	($)
C. Kevin McArthur	36	3,036,000	2,884,200	72,000	5,992,200
Lindsay A. Hall	24	1,214,400	850,080	12,144	2,076,624
Charles A. Jeannes	24	1,214,400	850,080	12,144	2,076,624
Steve P. Reid	24	1,214,400	850,080	12,144	2,076,624
Cheryl A. Sedestrom	24	600,000	240,000	48,000	888,000
TOTALS		7,279,200	5,674,440	156,432	13,110,072
Pension Plans
Neither the Company nor any of its subsidiaries have any defined benefit or actuarial plans under which Named Executive Officer benefits are determined primarily by final compensation and years of service.
Compensation of Directors
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Company receives (i) an annual retainer fee of $100,000, paid $25,000 quarterly, (ii) 3,500 restricted share rights (“Restricted Share Rights”) on an annual basis under the Company’s restricted share plan (the “Restricted Share Plan”), (iii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings, including $1,500 per day of travel.
Effective January 1, 2007, in lieu of the $100,000 annual retainer, the Vice Chairman of the Board and Lead Director receives an annual retainer fee of $200,000, paid $50,000 quarterly, and the Chairman of the Board receives an annual retainer fee of C$750,000, paid C$62,500 monthly.
The Chair of the Audit Committee (currently, Beverley A. Briscoe) receives an additional retainer of $20,000 per year. The Chair of the Compensation Committee (currently, A. Dan Rovig), the Chair of the Governance and Nominating Committee (currently, Douglas Holtby) and the Chair of the Sustainability, Environment, Health and Safety Committee (currently, Lawrence Bell) each receive an additional retainer of $10,000 per year.

During the financial year ended December 31, 2007, an aggregate of $3,384,391 was paid in cash to the Chairman of the Board and the non-executive directors and the Company granted an aggregate of 31,500 Restricted Share Rights to the non-executive directors. Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005. The following table provides details regarding compensation paid to the Company’s directors during the financial year ended December 31, 2007.

			Chairman /	Aggregate	Aggregate
	Board	Committee	Vice	Board	Committee	Total Fees
	Annual	Chair	Chairman	Attendance	Attendance	Paid in	Restricted Share
	Retainer	Retainer	Retainer	Fee	Fee	Cash	Rights	Total Fees
Name	($)	($)	($)	($)	($)	($)	($)	($)
John P. Bell	100,000	—	—	15,000 (based on 9 Board meetings attended)	31,500 (based on 9 committee meetings attended)	146,500	133,279 (2)(4)(5)	279,779

Lawrence I. Bell	100,000	10,000	—	15,000 (based on 9 Board meetings attended)	30,000 (based on 12 committee meetings attended)	155,000	133,279 (2)(4)(5)	288,279

Beverley A. Briscoe	100,000	20,000	—	15,000 (based on 9 Board meetings attended)	24,000 (based on 8 committee meetings attended)	159,000	114,996 (2)(4)	273,996

Peter J. Dey	100,000	—	—	13,500 (based on 8 Board meetings attended)	10,500 (based on 6 committee meetings attended)	124,000	114,996 (2)(4)	238,996

Douglas M. Holtby	—	10,000	200,000	15,000 (based on 9 Board meetings attended)	12,000 (based on 8 committee meetings attended)	237,000	133,279 (2)(4)(5)	370,279

C. Kevin McArthur	—	—	—	—	—	—	—	—

P. Randy Reifel	100,000	—	—	15,000 (based on 9 Board meetings attended)	13,500 (based on 4 committee meetings attended)	128,500	82,880 (2)	211,380

A. Dan Rovig (6)	100,000	10,000	—	15,000 (based on 9 Board meetings attended)	24,000 (based on 13 committee meetings attended)	149,000	82,880 (2)	231,880

Ian W. Telfer	—	—	759,000 (1)	—	—	759,000	82,880 (2)	841,880

Kenneth F. Williamson	100,000	—	—	15,000 (based on 9 Board meetings attended)	19,500 (based on 12 committee meetings attended)	134,500	82,880 (2)	217,380

(1)	During the financial year ended December 31, 2007, Mr. Telfer was also paid a bonus of $1,366,200 with respect to his performance during the financial year ended December 31, 2006. The Company also paid life insurance premiums in the amount of $24,380.

(2)	Each of the directors, other than Mr. McArthur, were granted 3,500 Restricted Share Rights (with no restricted periods) on May 23, 2007 at a deemed price of C$25.71 per share (or $23.68 per share).

(3)	Mr. McArthur was granted 120,000 Restricted Share Rights on May 23, 2007 at a deemed price of C$25.71 per share, the restricted periods of such rights expiring as to 40,000 on May 23, 2007, as to 40,000 on

May 23, 2008 and as to 40,000 on May 23, 2009. See “Statement of Executive Compensation” above for further details regarding Mr. McArthur’s compensation.

(4)	Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey and Douglas M. Holtby were issued 1,167 Common Shares on May 18, 2007, upon the expiry of the restricted period attaching to previously granted Restricted Share Rights, at a deemed price of C$30.95 per share (or $27.52 per share).

(5)	Each of John P. Bell, Lawrence I. Bell and Douglas M. Holtby were issued 1,166 Common Shares on June 29, 2007, upon the expiry of the restricted period attaching to previously granted Restricted Share Rights, at a deemed price of C$19.23 per share (or $15.68 per share).

(6)	Pursuant to a change of control agreement between Mr. Rovig and Glamis, the Company paid $14,678 for medical and dental health insurance during the financial year ended December 31, 2007.

Other Arrangements
None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2007 pursuant to any other arrangement or in lieu of any standard compensation arrangement.
Compensation for Services
None of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2007.
Directors’ and Officers’ Liability Insurance
The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $100 million with a $500,000 deductible per claim. The cost of coverage for 2007 was approximately $1.6 million. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2007.
Directors’ and Officers’ Fiduciary Liability Insurance
The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible for an indemnifiable claim and no deductible for a non-indemnifiable claim. The cost of coverage for 2007 was approximately C$45,200. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2007.
Loans to Directors
As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.
Retirement Policy for Directors
The Company does not have a retirement policy for its directors.
Composition of the Compensation Committee
The Compensation Committee is composed of four independent directors of the Company. At December 31, 2007, the members of the Compensation Committee were A. Dan Rovig (Chair), John P. Bell, Peter J. Dey and Kenneth F. Williamson.

Report on Executive Compensation
Overall Compensation Philosophy
     The following principles guide the Company’s overall compensation philosophy:
(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.
Compensation Committee Mandate
The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers and other members of senior management (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance the sustainable profitability and growth of the Company.
The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.
The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. In November 2006 and May 2007, the Compensation Committee received a presentation from Mercer regarding the current executive compensation environment, practices in today’s market and investor expectations. Following consideration of the matters presented, discussions with management of the Company and receiving recommendations from management for 2006 bonuses and 2007 salaries for Executive Management and employees of the Company, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.
The Compensation Committee’s mandate with Mercer was established in 2005. During 2006, Mercer attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee. In June 2007, the Compensation Committee asked three compensation consulting organizations to submit bids to provide consulting services to the Compensation Committee. As a result of this process, Towers Perrin was selected and given the mandate to work with the Compensation Committee on executive compensation. The Compensation Committee also determined that Mercer would be retained to provide advice and guidance on all issues related to pension. The Compensation Committee will agree annually, and on an as-needed basis, with input from management, Towers Perrin and Mercer, on the specific work to be undertaken by the consultant for the Compensation

Committee and the fees associated with such work. All services provided by Towers Perrin and Mercer to the Company, beyond their respective roles as advisors to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees. The Compensation Committee will not approve any such work that, in its view, could compromise the independence of Towers Perrin or Mercer as advisor to the Compensation Committee. In this regard, some work currently done by Towers Perrin and Mercer for management will in future be included as part of the Compensation Committee’s mandate. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to Towers Perrin and Mercer for all work done for the Compensation Committee and any other work the Compensation Committee has approved.
During the financial year ended December 31, 2007, Towers Perrin’s fees as the Compensation Committee’s advisor totaled approximately C$28,000 and Mercer’s fees totaled approximately C$57,000. The Company also paid Mercer approximately C$90,000 during 2007 for services rendered in connection with the Company’s SERP.
Base Salary
In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:
(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.
Bonus Payments
Executive officers are eligible for annual cash bonuses, after taking into account corporate performance, division performance and individual performance as follows:

		Corporate	Division	Individual
Name	Salary Target	Performance	Performance	Performance
C. Kevin McArthur	95%	60%	0%	40%
Lindsay A. Hall	70%	50%	25%	25%
Charles A. Jeannes	70%	50%	25%	25%
Steve P. Reid	70%	50%	25%	25%
Cheryl A. Sedestrom	40%	20%	40%	40%
Corporate performance is determined as a percentage, weighted by:

•	20%	Relative peer performance (top quartile = 150%, 2 = 100%, 3 = 50%, 4 = 0%)
•	10%	Ounces produced (actual/budget)
•	10%	Total cash cost (actual/budget)
•	10%	Share price performance (unity + % change for year)
•	10%	Reserves growth (qualitative)
•	10%	Corporate responsibility — safety/community relations (qualitative)
•	5%	Exploration performance (qualitative)
•	5%	Business development (qualitative)
•	5%	Balance sheet management/financing (qualitative)
•	5%	Environmental performance (qualitative)
•	5%	Government relations (qualitative)
•	5%	New project performance (qualitative)

Division performance is a percentage assigned based on qualitative assessment. Individual performance is qualitative in nature, based largely on performance relative to goals and objectives determined at the beginning of the year. Awards are recommended by the Chief Executive Officer of the Company and considered by the Compensation Committee. All awards are at the discretion of the Compensation Committee.
In taking into account the corporate performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Company. When applying the performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, significant weight is given to market comparable information.
Bonuses for the financial year ended December 31, 2007, as disclosed in the following table, were determined and awarded in February 2008, after finalization of the Company’s financial statements for such year. These amounts will be reported as income by the respective Named Executive Officers for 2008.

Name of Officer	Title of Officer	Bonus Amounts (C$)
C. Kevin McArthur	President and Chief Executive Officer	1,250,000
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	500,000
Charles A. Jeannes	Executive Vice President, Corporate Development	500,000
Steve P. Reid	Executive Vice President and Chief Operating Officer	500,500
Cheryl A. Sedestrom	Vice President, Risk Management	101,200

		2,851,700
Long-Term Incentives
It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and, to a lesser extent, an equity incentive component in the form of options and restricted share rights. The Company believes that these long-term incentives promote ownership of the Company and serve to align the interests of management with the interests of the Company’s shareholders.
During the financial year ended December 31, 2007, the Board, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Company as follows:

Name of Officer	Title of Officer	Number of Options (1)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	120,000
Charles A. Jeannes	Executive Vice President, Corporate Development	120,000
Steve P. Reid	Executive Vice President and Chief Operating Officer	120,000
Cheryl A. Sedestrom	Vice President, Risk Management	60,000

		420,000

(1)	All of these stock options vest as to one-third immediately upon grant on May 23, 2007, as to one-third on May 23, 2008 and as to one-third on May 23, 2009.

In addition, during the financial year ended December 31, 2007, the Board, on the recommendation of the Compensation Committee, granted Restricted Share Rights to executive officers of the Company as follows:

		Number of Restricted
Name of Officer	Title of Officer	Share Rights (1)
C. Kevin McArthur	President and Chief Executive Officer	120,000
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	45,000
Charles A. Jeannes	Executive Vice President, Corporate Development	45,000
Steve P. Reid	Executive Vice President and Chief Operating Officer	45,000

		255,000

(1)	All of these Restricted Share Rights’ restricted periods expire as to one-third immediately upon grant on May 23, 2007, as to one-third on May 23, 2008 and as to one-third on May 23, 2009.
Chief Executive Officer Compensation
The Compensation Committee:
(a)	periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to the Board for approval; and

(e)	reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.
The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options and restricted share rights. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from Towers Perrin, an independent compensation consulting firm, and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.
During the financial year ended December 31, 2007, Mr. McArthur’s base salary was $1,012,000 and he was granted a cash bonus of $1,265,000 (paid in February 2008) in recognition of his contribution to the development of the Company during the financial year ended December 31, 2007. During the financial year ended December 31, 2007, Mr. McArthur was also granted an aggregate of 120,000 Restricted Share Rights under the Restricted Share Plan, the restricted periods of such rights expiring as to 40,000 on May 23, 2007, as to 40,000 on May 23, 2008 and as to 40,000 on May 23, 2009.

Mr. McArthur’s bonus was determined taking into account corporate performance (60%) and individual performance (40%). Mr. McArthur’s bonus which was above his base target of 95% was a reflection of his exceptional contribution to the Company during 2007, including the successful transition following the Company’s acquisition of Glamis and his efforts culminating in the sale of all of the common shares of Silver Wheaton Corp. held by the Company for gross proceeds to the Company of C$1.566 billion.
The foregoing report has been submitted by the Compensation Committee:
A. Dan Rovig (Chair)
John P. Bell
Peter J. Dey
Kenneth F. Williamson
Performance Graphs
Toronto Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2002 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2002	2003	2004	2005	2006	2007
Goldcorp Inc. (TSX)	100.00	103.87	92.81	137.37	176.70	181.41
S&P/TSX Composite Index	100.00	126.34	144.49	179.19	209.72	230.20
S&P/TSX Global Gold Index	100.00	114.21	104.54	127.45	165.27	158.50

New York Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2002 against the cumulative total shareholder return of the S&P 500 Index and the Phila Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in $)	2002	2003	2004	2005	2006	2007
Goldcorp Inc. (NYSE)	100.00	126.61	121.61	185.65	238.48	286.02
S&P 500 Index	100.00	128.36	142.14	149.01	172.27	181.72
Phila Gold & Silver Index	100.00	143.38	132.31	172.23	193.78	237.85

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2007. Such compensation plans include the current Stock Option Plan, the current Restricted Share Plan as well as three compensation plans inherited by the Company in connection with various acquisitions over the past several years. Options are no longer issuable pursuant to such inherited plans.
Equity Compensation Plan Information

	Number of securities to		Number of securities
	be issued upon exercise	Weighted-average price	remaining available for future
	of outstanding options,	of outstanding options,	issuance under equity
Plan Category	warrants and rights(1)	warrants and rights	compensation plans(2)
Equity compensation plans approved by securityholders	14,263,449	C$22.18	550,501
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	14,263,449	C$22.18	550,501

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the current Stock Option Plan of 12,500,000 and upon exercise of Restricted Share Rights under the current Restricted Share Plan of 500,000.
Stock Option Plan
The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was since amended by shareholders of the Company on May 2, 2007. A copy of the Stock Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.
At the Meeting, shareholders will be asked to consider approving various amendments to the Stock Option Plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Amendments to the 2005 Stock Option Plan” for further details. The following disclosure is of the Stock Option Plan as it exists on the date hereof.
The Stock Option Plan is designed to advance the interests of the Company by encouraging employees, officers and consultants to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan is 12,500,000, representing approximately 1.8% of the issued and outstanding Common Shares. As of March 28, 2008, options to purchase an aggregate of 8,410,133 Common Shares (net of cancelled options), representing approximately 1.2% of the issued and outstanding Common Shares, are outstanding under the Stock Option Plan and 3,629,700 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 28, 2008, this leaves options to purchase an aggregate of 460,167 Common Shares, representing less than one-hundredth of one percent of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.
Under the Stock Option Plan, stock options may be granted to employees, officers and consultants of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the

Company. The exercise price per share is not to be less than the volume weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The exercise period for each stock option is not to be more than ten years. Options are always granted subject to vesting requirements. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.
Options are not assignable, except with the permission of the Company, and terminate: (i) within 30 days following the termination of an optionee’s employment, with or without cause, or the retirement of an optionee from the Company; and (ii) within a period of time up to 12 months following the death of an optionee, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit participants to exercise their options within the original term.
Under the Stock Option Plan, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Stock Option Plan to (a) change the maximum number of Common Shares issuable under the Stock Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve, (e) add a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, and (f) discontinue the Stock Option Plan. Subject to receipt of requisite regulatory approval, the Board may make all other amendments to the Stock Option Plan without obtaining shareholder approval, including (a) amendments of a “housekeeping” nature, (b) amendments to the vesting provisions of a security or the Stock Option Plan, (c) amendments to the termination provisions of a security or the Stock Option Plan which does not entail an extension beyond the original expiry date, and (d) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.
The Stock Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout.
The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.
Restricted Share Plan
The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.
At the Meeting, shareholders will be asked to consider approving various amendments to the Restricted Share Plan, including an increase to the number of Common Shares reserved for issuance thereunder. See “Amendments to the Restricted Share Plan” for further details. The following disclosure is of the Restricted Share Plan as it exists on the date hereof.
The Restricted Share Plan provides that Restricted Share Rights may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of

Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 Restricted Share Rights per director each year. Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005. An aggregate of 500,000 Common Shares have been reserved for issuance under the Restricted Share Plan, representing less than one-hundredth of one percent of the issued and outstanding Common Shares. As of March 28, 2008, Restricted Share Rights entitling holders to an aggregate of 230,830 Common Shares, representing less than one-hundredth of one percent of the issued and outstanding Common Shares, are outstanding under the Restricted Share Plan and 206,337 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 62,833 Common Shares, representing less than one-hundredth of one percent of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.
Each Restricted Share Right entitles the holder to one Common Share at the end of a restricted period of time as determined by the Committee (“Restricted Period”).
Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.
In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.
If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period.
In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period.
Corporate Governance Practices
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.
The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.
Board of Directors
Independence of the Board
Eight out of the ten members of the Board are independent within the meaning of the Governance Guidelines and meet every time there is a scheduled Board meeting, nine times during the financial year ended December 31, 2007. Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson are independent. C. Kevin McArthur and Ian W. Telfer are not independent as Mr. McArthur is an officer of the Company and Mr. Telfer is a former officer of the Company.
To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
•	a non-executive Vice Chairman and Lead Director has been elected;

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the Board holds in-camera meetings with the independent directors at the end of each Board or committee of the Board meeting.

Chairman
The Chairman of the Board (Mr. Telfer) is not an independent director. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board. The Chairman of the Board also maintains communications with the Company’s Corporate Secretary.
Independent Vice Chairman and Lead Director
The Vice Chairman of the Board and Lead Director (Mr. Holtby) is an independent director appointed by the full Board. The Vice Chairman of the Board and Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings. The Vice Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.
The Vice Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2007, the Board met 9 times, the Audit Committee met 7 times, the Compensation Committee met 5 times, the Governance and Nominating Committee met 1 time and the Sustainability, Environment, Health and Safety Committee met 4 times. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2007.

							Governance and		Sustainability,
					Compensation		Nominating		Environment, Health
	Board		Audit Committee		Committee		Committee		and Safety Committee
Director	(9 meetings)		(7 meetings)		(5 meetings)		(1 meeting)		(4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	9 out of 9	100	n/a	n/a	5 out of 5	100	n/a (6)	n/a	4 out of 4	100
Lawrence I. Bell	9 out of 9	100	7 out of 7	100	n/a	n/a	1 out of 1	100	4 out of 4 (Chair)	100
Beverley A. Briscoe	9 out of 9	100	7 out of 7 (Chair)	100	n/a	n/a	1 out of 1	100	n/a	n/a

Peter J. Dey	8 out of 9	89	n/a	n/a	5 out of 5	100	1 out of 1	100	n/a	n/a
Douglas M. Holtby	9 out of 9	100	n/a	n/a	n/a (3)	n/a	1 out of 1 (Chair)	100	n/a

C. Kevin McArthur (1)	9 out of 9	100	n/a (2)	n/a	n/a (4)	n/a	n/a	n/a	n/a (8)	n/a

P. Randy Reifel	9 out of 9	100	n/a	n/a	n/a	n/a	n/a	n/a	4 out of 4	100
A. Dan Rovig	9 out of 9	100	7 out of 7	100	5 out of 5 (Chair)	100	1 out of 1	100	n/a	n/a
Ian W. Telfer (1)	9 out of 9 (Chair)	100	n/a	n/a	n/a (5)	n/a	n/a	n/a	n/a	n/a

Kenneth F. Williamson	9 out of 9	100	7 out of 7	100	5 out of 5	100	n/a (7)	n/a	n/a	n/a

Overall Attendance Rate		99%		100%		100%		100%		100%

(1)	Messrs. McArthur and Telfer are not members of any committee of the Board.

(2)	Mr. McArthur attended all seven of these committee meetings by invitation, but received no compensation for such attendance.

(3)	Mr. Holtby attended three of these committee meetings by invitation and received compensation for such attendance.

(4)	Mr. McArthur attended five of these committee meetings by invitation, but received no compensation for such attendance.

(5)	Mr. Telfer attended three of these committee meetings by invitation and received compensation for such attendance.

(6)	Mr. John Bell attended one of these committee meetings by invitation and received compensation for such attendance.

(7)	Mr. Williamson attended one of these committee meetings by invitation and received compensation for such attendance.

(8)	Mr. McArthur attended one of these committee meetings by invitation, but received no compensation for such attendance.
Independent Directors’ Meetings
The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting. During the financial year ended December 31, 2007, the independent directors held nine meetings without C. Kevin McArthur or other members of management in attendance.
Directors’ Attendance Policy
Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in North America and those not resident in North America allows the Board to attract candidates who can add substantial value to the Company but who have significant travel burdens.

Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Neither of Messrs. McArthur or Rovig serve on the board of any other public company. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
John P. Bell	JER Envirotech International Corp. (since 2007)	Audit Committee Corporate Governance Committee (Chair) Compensation Committee

	Taiga Building Products Ltd. (since 2003)	Audit Committee Compensation Committee

Lawrence I. Bell	Hardwoods Distribution Income Fund (since 2004)	Audit Committee Compensation, Nominating and Corporate Governance Committee

	International Forest Products Limited (since 1998)	Lead Director Corporate Governance Committee Management Resources Committee Compensation Committee Environmental and Safety Committee

	Silver Wheaton Corp. (since 2006)	Audit Committee

Beverley A. Briscoe	Ritchie Bros. Auctioneers Incorporated (since 2004)	Audit Committee (Chair) Nominating and Corporate Governance Committee

	Spectra Energy Income Fund (since 2005)	Audit Committee (Chair) Corporate Governance and Compensation Committee

Peter J. Dey	Addax Petroleum Corporation (since 2005)	Chairman of the Board Audit Committee Corporate Governance, Nominating and Compensation Committee (Chair)

	Redcorp Ventures Ltd. (since 2007)	Audit Committee Corporate Governance Committee (Chair)

	Sun-Times Media Group Inc. (since 2007)	Compensation Committee

Douglas M. Holtby	Silver Wheaton Corp. (since 2006)	Compensation Committee

C. Kevin McArthur	None	None

P. Randy Reifel	Chesapeake Gold Corp. (since 2002)	Audit Committee

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
A. Dan Rovig	None	None

Ian W. Telfer	Peak Gold Ltd. (since 2007)	Audit Committee (Chair) Compensation Committee Governance and Nominating Committee

	Uranium One Inc. (since 2005)	Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee

Kenneth F. Williamson	BioteQ Environmental Technologies Inc. (since 2001)	Compensation Committee Corporate Governance Committee

	Quadra Mining Ltd. (since 2004)	Audit Committee Compensation Committee Corporate Governance and Nominating Committee

	Uranium One Inc. (since 2005)	Audit Committee Compensation Committee
Interlocking Directorships
The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
Lawrence I. Bell	Silver Wheaton Corp.	Audit Committee

Douglas M. Holtby		Compensation Committee

Ian W. Telfer	Uranium One Inc.	Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee

Kenneth F. Williamson		Audit Committee Compensation Committee
The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee.
Director Investment Requirements
The Board has implemented a policy which requires each non-executive director of the Company to hold a minimum of 10,000 Common Shares, with a value of C$338,000 as at December 31, 2007, more than three times the amount of the annual retainer payable to each non-executive director of the Company, other than the Chairman of the Board and the Vice Chairman of the Board and Lead Director. In the case of the Chairman of the Board, Mr. Telfer currently holds 97,250 Common Shares, with a value of C$3,295,500 as at December 31, 2007, more than four times the amount of his annual retainer. In the case of the Vice Chairman of the Board and Lead Director, Mr. Holtby currently holds 31,835 Common

Shares, with a value of C$1,076,023 as at December 31, 2007, more than five times the amount of his annual retainer. This requirement is to be attained within three years of becoming a director of the Company and must be maintained throughout their tenure as a director. As of the date hereof, nine out of the ten directors have attained these director investment requirements. Beverley A. Briscoe does not currently hold 10,000 Common Shares, however, she has until April 2009 to attain this director investment requirement. See “Election of Directors” below for details regarding security holdings of the Company’s directors.
Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
•	the strategic planning process of the Company;

•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties; and

•	the integrity of the Company’s internal control and management information systems.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.
Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the executive management positions in the Company.
A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.
Position Descriptions
Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice Chairman of the Board, the Chairman of each of the committees of the Board and the Chief Executive Officer of the Company.
Orientation and Continuing Education
The Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the financial year ended December 31, 2007.

Date and Place	Description of Event	Attendees
March 15, 2007 Rand mine (California)	Visit to Rand mine for purpose of reviewing reclamation and mine closure activities	A. Dan Rovig

June 2007 Chicago, Illinois	NACD Corporate Directors Institute - Director Professionalism Conference	Beverley A. Briscoe

July 3 and 4, 2007 Equity Silver mine (British Columbia)	Sustainability, Environment, Health and Safety Committee visit to Equity Silver Mine provided by the Company	John P. Bell Lawrence I. Bell P. Randy Reifel

August 22 to 24, 2007 Pueblo Viejo project (Dominican Republic)	Director visit to Pueblo Viejo project provided by the Company	John P. Bell Lawrence I. Bell A. Dan Rovig

September 2007 Red Lake mines (Ontario)	Visit to Red Lake mines provided by the Company	Kenneth F. Williamson

October 15 to 19, 2007 Cerro Blanco project (Guatemala) Marlin mine (Guatemala) San Martin mine (Honduras)	Sustainability, Environment, Health and Safety Committee visit to Cerro Blanco project, Marlin mine and San Martin mine provided by the Company	John P. Bell Lawrence I. Bell Beverley A. Briscoe P. Randy Reifel

October 21 to 24, 2007 Mexico	Sustainability, Health and Safety Conference	John P. Bell

2007 Reno, Nevada	Society for Mining, Metallurgy and Exploration and the Geological Society of Nevada — Various seminars	A. Dan Rovig
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Nominating Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Financial Officer (for the purpose of the Code, the Company’s Chief Financial Officer acts as the Director, Risk) or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.goldcorp.com.
The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Vice President, Risk Management regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
Whistleblower Policy
The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.
Nomination of Directors
The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.
The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” in this management information circular.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and preparing and recommending to the Board annually a “Report on Executive Compensation” to be included in the Company’s management information circular.
Advisors to the Committee
During the financial year ended December 31, 2007, the Compensation Committee retained Towers Perrin to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and retained Mercer to provide advice and guidance on all issues related to pension. See “Report on Executive Compensation — Compensation Committee Mandate” above for further details regarding the engagement of Towers Perrin and Mercer by the Compensation Committee.
Committees of the Board
The Board has the following four standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.
All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:
Audit Committee — Beverley A. Briscoe (Chair), Lawrence Bell, A. Dan Rovig and Kenneth F. Williamson
Compensation Committee — A. Dan Rovig (Chair), John Bell, Peter J. Dey and Kenneth F. Williamson
Governance and Nominating Committee — Douglas Holtby (Chair), Lawrence Bell, Beverley A. Briscoe, Peter J. Dey and A. Dan Rovig
Sustainability, Environment, Health and Safety Committee — Lawrence Bell (Chair), John Bell and P. Randy Reifel
Audit Committee
The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:
•	oversee the integrity of the Company’s financial statements and review of the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;

•	recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	assist the Board in its oversight of the performance of the Company’s internal audit function;

•	serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	prepare the Audit Committee report(s) as required by applicable regulators; and

•	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.
Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 25, 2008 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.
Compensation Committee
The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:
•	the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•	the Company’s Chief Executive Officer; and

•	members of senior management of the Company.
Governance and Nominating Committee
The purposes of the Governance and Nominating Committee are to:
•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.
This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.
Sustainability, Environment, Health and Safety Committee
The purposes of the Sustainability, Environment, Health and Safety Committee are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety matters.

In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:
•	reviewing the corporate and operational sustainability, environment, health and safety policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•	oversee that the sustainability, environment, health and safety policies, procedures and practices are in place, operational and supported by sufficient resources;

•	receive and review periodic operational and compliance reports from management in relation to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those reports;

•	review material incidents relating to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those incidents;

•	promote and support improvements to the Company’s sustainability, environment, health and safety performance and record; and

•	review sustainability, environment, health and safety audits.
Board Assessments
The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis. The questionnaire asks directors to rate the Board practices under the following three headings:
1.	Board (and committee) skills, culture and operations as they perceive them today;

2.	The Board effectiveness today in:
–	helping to set the Company’s strategic direction,

–	ensuring custody of financial reporting and disclosure, and

–	evaluating and compensating senior executives; and
3.	The Board’s accomplishments during the current year and its goals for the coming year.
Under each section the directors are encouraged to add their comments.
The questionnaires were prepared by an outside consultant and compiled by the Chairman of the Board. The Chairman of the Board prepared a report to the Governance and Nominating Committee based on the responses to these questionnaires which was circulated to all members of the Governance and Nominating Committee. The Chairman of the Board then attended a Governance and Nominating Committee meeting and discussed in detail his report with the members of the Governance and Nominating Committee.
Concurrently with the written survey, the Chairman of the Board held formal discussions with each director about the operations of the Board and the performance of each director.
The overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. A number of improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets in financial expertise and a continuous review of the quality of Board briefings.

The Chairman of the Board conducted individual interviews with each director and reviewed with them their assessment of Board responsibilities, operations and effectiveness. The consensus from the directors was that the Board is working very well, is cohesive and no major issues were raised.
Indebtedness of Directors and Executive Officers
None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2007, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2007; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Company having an interest in the resolutions regarding the approval of amendments to the Stock Option Plan and the Restricted Share Plan as such persons are eligible to participate in such plans.
Interest of Informed Persons in Material Transactions
Other than as described below, since January 1, 2007, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
In April 2007, the Company sold its Amapari gold mine in Brazil and its Peak gold mine in Australia to Peak Gold Ltd. (formerly GPJ Ventures Ltd.) (“Peak Gold”), a TSX Venture Exchange-listed company. Under the terms of the agreement, the Company received from Peak Gold $200 million in cash and 155 million Peak Gold common shares, representing approximately 22% of the then issued and outstanding common shares of Peak Gold. In connection with the transaction, Julio Carvalho, the Company’s former Executive Vice President, Central and South America, was appointed President and Chief Executive Officer of Peak Gold and Ian W. Telfer, the Company’s Chairman of the Board, was appointed as a director of Peak Gold.
In July 2007, the Company completed the sale to Silver Wheaton Corp. of 25% of the life of mine silver production from the Company’s Peñasquito gold project in Mexico for a cash payment of $485 million. Eduardo Luna, Executive Vice President of the Company at the time of completion of this transaction, is Chairman of the board of directors of Silver Wheaton Corp. and each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Company and Silver Wheaton Corp.
In February 2008, the Company completed the sale of its 108,000,000 common shares of Silver Wheaton Corp. for aggregate gross proceeds to the Company of C$1,566,000,000. This represented the sale of all of the Company’s remaining interest in Silver Wheaton Corp. Each of Lawrence I. Bell and Douglas M. Holtby are directors of both the Company and Silver Wheaton Corp.
Election of Directors
The Company’s Articles of Arrangement provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. At the Meeting, the ten persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees were elected at the last annual and special meeting of the Company’s shareholders held on May 2, 2007.
Majority Voting for Directors. The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.
The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 28, 2008.

Name,			Common Shares Owned(5)
Province/State and		Date First Became a
Country of Residence, Age		Director of		Value (in C$) at
and Areas of Expertise	Principal Occupation	the Company	Number	December 31, 2007
Ian W. Telfer British Columbia, Canada	Chairman of the Board of the Company	February 2005	97,250 (6)	3,287,050

Age: 62

Areas of Expertise: Mergers and Acquisitions Finance

Douglas M. Holtby (3) British Columbia, Canada Age: 61	Vice Chairman of the Board and Lead Director of the Company, President and Chief Executive Officer of Arbutus Road Investments Inc. (a private investment company)	February 2005	31,835 (7)	1,076,023

Areas of Expertise: Accounting Consulting and Private Equity

C. Kevin McArthur Nevada, United States Age: 53	President and Chief Executive Officer of the Company	November 2006	350,540 (8)	11,848,252

Areas of Expertise: Mining and Metallurgy Mergers and Acquisitions

Name,			Common Shares Owned(5)
Province/State and		Date First Became a
Country of Residence, Age		Director of		Value (in C$) at
and Areas of Expertise	Principal Occupation	the Company	Number	December 31, 2007
John P. Bell (2)(4) British Columbia, Canada Age: 69	Independent Director	February 2005	10,000 (9)	338,000

Areas of Expertise:
Environment, Safety and Sustainability
Social, Economic and Foreign Policy

Lawrence I. Bell (1)(3)(4) British Columbia, Canada Age: 70	Chairman of Canada Line (Rapid Transit) Project	February 2005	19,335 (10)	653,523

Areas of Expertise: Accounting Energy

Beverley A. Briscoe (1)(3) British Columbia, Canada	President of Briscoe Management Limited	April 2006	6,341 (11)	214,325

Age: 53

Areas of Expertise:
Accounting
Finance

Peter J. Dey (2)(3) Ontario, Canada	Chairman of Paradigm Capital Inc.	June 2006	10,000 (12)	338,000

Age: 67

Areas of Expertise:
Financing
Governance
Mergers and Acquisitions

P. Randy Reifel (4) British Columbia, Canada	President of Chesapeake Gold Corp.	November 2006	4,088,563 (13)	138,193,429

Age: 55

Areas of Expertise:
Mineral Exploration
Mergers and Acquisitions

A. Dan Rovig (1)(2)(3) Nevada, United States	Independent Consultant	November 2006	59,270 (14)	2,003,326

Age: 69

Areas of Expertise:
Mining, Metallurgy and Exploration
Governance

Kenneth F. Williamson (1)(2) Ontario, Canada	Independent Consultant	November 2006	18,710 (15)	632,398

Age: 60

Areas of Expertise:
Financing
Mergers and Acquisitions

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Governance and Nominating Committee.

(4)	Member of the Sustainability, Environment, Health and Safety Committee.

(5)	Represents Common Shares beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised.

(6)	Mr. Telfer also owns options to purchase 1,700,000 Common Shares (1,266,667 of which are exercisable at a price of C$19.23 until June 29, 2015, 133,333 of which are exercisable at a price of C$19.23 from June 29, 2008 until June 29, 2015, 100,000 of which are exercisable at a price of C$30.95 until June 28, 2016, 100,000 of which are exercisable at a price of C$30.95 from June 28, 2008 until June 28, 2016 and 100,000 of which are exercisable at a price of C$30.95 from June 28, 2009 until June 28, 2016).

(7)	Mr. Holtby also owns options to purchase 87,500 Common Shares (25,000 of which are exercisable at a price of C$6.40 until June 13, 2008 and 62,500 of which are exercisable at a price of C$13.00 until June 17, 2008), warrants to purchase 4,000 Common Shares and 1,165 Restricted Share Rights.

(8)	Mr. McArthur also owns options to purchase 236,600 Common (50,700 of which are exercisable at a price of C$12.52 until February 16, 2010, 169,000 of which are exercisable at a price of C$10.45 until May 26, 2010 and 16,900 of which are exercisable at a price of C$18.82 until February 27, 2011) and 80,000 Restricted Share Rights.

(9)	Mr. John Bell also owns options to purchase 40,000 Common Shares (exercisable at a price of C$15.00 until December 3, 2009) and 1,165 Restricted Share Rights.

(10)	Mr. Lawrence Bell also owns 1,165 Restricted Share Rights. (11) Ms. Briscoe also owns 1,166 Restricted Share Rights. (12) Mr. Dey also owns 1,166 Restricted Share Rights.

(11)	Ms. Briscoe also owns 1,166 Restricted Share Rights.

(12)	Mr. Dey also owns 1,166 Restricted Share Rights.

(13)	These Common Shares are owned both directly and indirectly by Mr. Reifel. Mr. Reifel also owns options to purchase 126,750 Common Shares (50,700 of which are exercisable at a price of C$10.18 until July 30, 2008, 42,250 of which are exercisable at a price of C$13.38 until December 2, 2008, 25,350 of which are exercisable at a price of C$12.52 until February 16, 2010 and 8,450 of which are exercisable at a price of C$18.82 until February 27, 2011).

(14)	Mr. Rovig also owns options to purchase 147,600 Common Shares (80,000 of which are exercisable at a price of C$13.38 until December 2, 2008, 50,700 of which are exercisable at a price of C$12.52 until February 16, 2010 and 16,900 of which are exercisable at a price of C$18.82 until February 27, 2011).

(15)	Mr. Williamson also owns options to purchase 76,050 Common Shares (42,250 of which are exercisable at a price of C$13.38 until December 2, 2008, 25,350 of which are exercisable at a price of C$12.52 until February 16, 2010 and 8,450 of which are exercisable at a price of C$18.82 until February 27, 2011).
Stock options are no longer granted to the Company’s non-executive directors. Any stock options currently held by the directors as disclosed in the footnotes to the above table were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued or were issued on conversion of options held to purchase common shares of Glamis.
The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.
     Ian W. Telfer — Chairman of the Board and Director. Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of a number of mining companies, including TVX Gold Inc. and Lihir Gold Limited.

     Douglas M. Holtby — Vice Chairman of the Board and Lead Director. Mr. Holtby is a Chartered Accountant. He is currently the Vice Chairman of the Board and Lead Director of the Company, President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc., and a director of Silver Wheaton Corp. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.
     C. Kevin McArthur — President, Chief Executive Officer and Director. Mr. McArthur was appointed President, Chief Executive Officer and a director of the Company on November 15, 2006. Prior thereto, he was President and Chief Executive Officer of Glamis since January 1, 1998 and served in a variety of management positions with Glamis since 1988. Prior to working with Glamis, Mr. McArthur held a variety of operating and engineering positions with BP Minerals and Homestake Mining Company. He is a graduate of the Department of Mining Engineering at the Mackay School of Mines, the University of Nevada.
     John P. Bell — Director. Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Taiga Building Products Ltd.
     Lawrence I. Bell — Director. Mr. Lawrence Bell is currently the Chairman of Canada Line (Rapid Transit) Project and served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of International Forest Products Limited and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.
     Beverley A. Briscoe — Director. Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Spectra Energy Income Fund and Ritchie Bros. Auctioneers Inc. She is a Chartered Accountant and was recently elected to the Fellowship of Chartered Accountants by the BC Institute. She received her Bachelor of Commerce from the University of British Columbia.
     Peter J. Dey — Director. Mr. Dey is a well known senior corporate executive and an experienced corporate Director. He is currently Chairman of Paradigm Capital Inc., an independent investment dealer, and Chairman of Addax Petroleum Corporation. He is also a Director of Redcorp Ventures Ltd., Sun-Times Media Group Inc. and Alpine Canada. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Vice Chairman of the OECD Task Force on Board Room Practices, and as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University, and a Bachelor of Science degree from Queen’s University.

     P. Randy Reifel — Director. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Currently, he is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science in Business Administration.
     A. Dan Rovig — Director. Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a B.Sc. in Mining Engineering and an M.Sc. in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.
     Kenneth F. Williamson — Director. Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.
Cease Trade Orders or Bankruptcies
No director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. No director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on March 17, 2005.
Amendments to the 2005 Stock Option Plan
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Amendments

Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving various amendments to the Stock Option Plan as reflected in the blacklined version of the Stock Option Plan attached as Schedule “B” to this management information circular.
With a view to continuously striving to align itself with best practices and in response to specific comments received from certain members of the investment community, the Company is proposing to amend the Stock Option Plan. The more substantive amendments being proposed are as follows:
(i)	increasing the number of Common Shares issuable under the Stock Option Plan by 20,000,000, from 12,500,000 to 32,500,000;

(ii)	reducing the maximum term of options granted under the Stock Option Plan from ten to five years;

(iii)	removing the ability of consultants to participate in the Stock Option Plan;

(iv)	adding provisions with respect to special requirements for United States participants in the Stock Option Plan;

(v)	clarifying that the Board cannot reduce the exercise of any outstanding options;

(vi)	reducing the maximum time that options held by an employee that is terminated or retires may be extended by the Board from 36 months to 12 months and eliminating the ability of the Board to delegate this authority to extend options to certain executive officers of the Company;

(vii)	clarifying that, upon a change of control occurring, participants in the Stock Option Plan will not be treated any more favourably than shareholders of the Company with respect to the consideration that they would be entitled to receive for Common Shares issuable upon exercise of their options;

(viii)	removing the ability of the Company to grant permission for the transfer of options; and

(ix)	limiting the types of amendments that can be made to the Stock Option Plan without obtaining shareholder approval.
All other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendment to the Stock Option Plan, subject to shareholder and stock exchange approvals.
The Board and management recommend the adoption of the Stock Option Plan Amendments Resolution. To be effective, the Stock Option Plan Amendments Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Stock Option Plan Amendments Resolution.
The text of the Stock Option Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	the amendments to the Stock Option Plan, as reflected in the blacklined version of the Stock Option Plan attached as Schedule “B” to the Company’s management information circular dated March 28, 2008, be and hereby are approved; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Amendments to the Restricted Share Plan
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Restricted Share Plan Amendments Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving various amendments to the Restricted Share Plan as reflected in the blacklined version of the Restricted Share Plan attached as Schedule “C” to this management information circular.
Similarly to the amendments to the Stock Option Plan, the amendments to the Restricted Share Plan are being proposed with a view to the Company continuously striving to align itself with best practices. The more substantive amendments being proposed are as follows:
(i)	increasing the number of Common Shares issuable under the Restricted Share Plan by 5,000,000, from 500,000 to 5,500,000;

(ii)	removing the ability of consultants to participate in the Restricted Share Plan;

(iii)	adding provisions with respect to special requirements for United States participants in the Stock Option Plan;

(iv)	clarifying the procedures for issuing Common Shares upon the expiring of any restricted periods;

(v)	clarifying that, upon a change of control occurring, participants in the Restricted Share Plan will not be treated any more favourably than shareholders of the Company with respect to the consideration that they would be entitled to receive for Common Shares issuable upon the expiry of any restricted periods; and

(vi)	limiting the types of amendments that can be made to the Stock Option Plan without obtaining shareholder approval.
All other provisions of the Restricted Share Plan will remain in full force and effect. The Board has approved the amendments to the Restricted Share Plan, subject to shareholder and stock exchange approvals.
The Board and management recommend the adoption of the Restricted Share Plan Amendments Resolution. To be effective, the Restricted Share Plan Amendments Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Restricted Share Plan Amendments Resolution.
The text of the Restricted Share Plan Amendments Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	the amendments to the Restricted Share Plan, as reflected in the blacklined version of the Restricted Share Plan attached as Schedule “C” to the Company’s management information circular dated March 28, 2008, be and hereby are approved; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Confirmation of By-Law No. 3 and Repeal of By-Law No. 2
On February 20, 2008, the Board enacted a new general by-law for the Company (“By-Law No. 3”) and repealed the Company’s former by-law no. 2 (“By-Law No. 2”) to conform it with the recent amendments made to the Business Corporations Act (Ontario) designed to modernize it and bring it into line with other corporate statutes, including the Canada Business Corporations Act. Pursuant to the provisions of the Business Corporations Act (Ontario), By-Law No. 3 will cease to be effective unless it is confirmed by resolution passed by a simple majority of the votes cast by shareholders at the Meeting. In that case, By-Law No. 2 would come back into force. A blackline showing the differences between By-Law No. 3 and By-Law No. 2 is attached as Schedule “D” to this management information circular.
The changes in By-Law No. 3 include the following:
(i)	the director residency requirements have been reduced from a majority to 25% resident Canadians;

(ii)	a director with a material interest in a contract or transaction, in addition to not being able to vote on it, may not attend any party of a meeting of the directors during which the contract or transaction is discussed;

(iii)	the director and officer indemnification provisions have been expanded such that directors and officers may now be indemnified when involved in investigative and other proceedings because of their position and when asked to act in a similar capacity for other “entities”, not just other bodies corporate in which the corporation is interested and the Company may now advance defence costs to a director or officer involved in a proceeding as a result of that individual’s position, which will have to be repaid by the director or officer if it is proven that the director or officer did not act honestly and in good faith with a view to the best interests of the Company or other entity;

(iv)	the maximum number of days before a shareholders’ meeting that a record date can be set has been increased from 50 to 60 days; and

(v)	only shareholders registered on the record date will have a statutory right to vote at a shareholders’ meeting; a person who acquires shares following the record date will no longer have the right to vote such shares at the meeting by making a demand to be included in the list of shareholders entitled to vote within 10 days prior to the meeting.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “By-Law No. 3 Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law No. 3.
The Board and management recommend the adoption of the By-Law No. 3 Resolution. To be effective, the By-Law No. 3 Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the By-Law No. 3 Resolution.

     The text of the By-Law No. 3 Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	By-Law No. 3, being a by-law relating generally to the transaction of business and affairs of the Company, enacted by the Board on February 20, 2008, is hereby confirmed without amendment; and
2.	the repeal of By-Law No. 2 is hereby confirmed.”
Additional Information
Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2007, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents.
Contacting the Board of Directors
Shareholders, employees and other interested parties may communicate directly with the Board by:

1. writing to:	Lead Director Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8

2. calling:	1-866-696-3055 or (604) 696-3055

3. emailing:	directors@goldcorp.com
Directors’ Approval
The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian Telfer”
Ian Telfer
Chairman of the Board
Vancouver, British Columbia
March 28, 2008

SCHEDULE “A”
GOLDCORP INC.
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
I.	INTRODUCTION
A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

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vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.
B.	Human Resources

The Board has the responsibility to:
i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:
a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x)	approve certain matters relating to all employees, including:
a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and
xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:
i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.
D.	Financial and Corporate Issues

The Board has the responsibility to:
i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.
E.	Business and Risk Management

The Board has the responsibility to:
i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

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ii)	approve any plans to hedge gold sales; and

iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
F.	Policies and Procedures

The Board has the responsibility to:
i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:
a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.
iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:
i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

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vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:
a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.
ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.
B.	Ontario law identifies the following as legal requirements for the Board:
i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:
a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;
ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “B”
GOLDCORP INC.
2005 STOCK OPTION PLAN
(AMENDED EFFECTIVE MAY ~~2, 2007~~20, 2008)
ARTICLE 1
GENERAL
1.1	Purpose
                    The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible ~~Persons~~Individuals with additional incentive; (ii) encouraging stock ownership by Eligible ~~Persons~~Individuals; (iii) increasing the proprietary interest of Eligible ~~Persons~~Individuals in the success of the Corporation; (iv) encouraging Eligible ~~Persons~~Individuals to remain with the Corporation or its Affiliates; and (v) attracting new employees~~,~~ and officers ~~and Consultants~~ to the Corporation or its Affiliates.
1.2	Administration
(a)	This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the committee.

(b)	Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and ~~Regulations~~regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority and/or shareholders; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, ~~Regulations~~regulations, interpretations and determinations will be conclusive and binding upon all parties.
1.3	Interpretation
          For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:
A.	"Affiliate” means any corporation that is an affiliate of the Corporation as defined in ~~the Securities Act (Ontario);B. “Affiliated Entity” means a person or corporation which is an affiliated entity of the Corporation as defined in Multilateral Instrument 45-105 — Trades to Employees, Senior Officers, Directors and Consultants;~~National Instrument 45-106 — Prospectus and Registration Exemptions, as may be amended from time to time;

~~C.~~	~~"Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar~~

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~~capacity; (iv) only relative of that person who resides in the some home as that person; (v) any person who resides in the same home as that person and and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned i clause (v) who has the same home as that person;~~

B.	"Associate”, where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;
~~D~~C.	“Board”means the Board of Directors of the Corporation or a committee thereof appointed in accordance with the Plan;

~~E~~D.	“Change of Control” means the occurrence of any one or more of the following events:
(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its ~~Subsidiaries~~Affiliates which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its ~~Subsidiaries~~Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned ~~subsidiary~~Affiliate of the Corporation in the course of a reorganization of the assets of the Corporation and its ~~subsidiaries~~Affiliates;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities ~~of the Corporation~~ which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or ~~associates~~Associates and/or ~~affiliates~~Affiliates of the Acquiror ~~(as such terms are defined in the Act)~~ to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or~~;~~ (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its ~~affiliates~~Affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.
For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for

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the election of directors including any options or rights to purchase such shares or securities;

~~F.~~	 ~~“Consultant” means individuals, other than employees and officers and directors of the Corporation or an Affiliated Entity that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliated Entity under a written contract between the Corporation or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;~~

~~G~~E.	“Corporation” means Goldcorp Inc. and includes any successor corporation thereof;

F.	"Eligible Individual” means any employee or officer of (i) the Corporation, or (ii) any Affiliate (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate);

~~H.~~	 ~~“Eligible Person” means, subject to the Regulations and to all applicable law, any employee, officer or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);~~G. "Eligible Person” means, subject to all applicable law, any Eligible Individual, Holding Company or Eligible Individual’s RRSP;

H.	"Holding Company” means a corporation wholly-owned by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual;

I.	"Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a ~~Subsidiary of the Corporation~~Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

J.	"Market Price” means the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the Option is granted;

K.	“Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

~~K~~L.	“Participant” for the Plan means each Eligible Person to whom Options are granted;

~~L~~M.	“Plan” means the Corporation’s 2005 Stock Option Plan, as same may be amended from time to time;

~~M.~~	 ~~“Regulations” means the regulations made pursuant to this Plan, as same may be amended from time to time;~~

N.	"Retirement” ~~in respect of a Participant means the Participant~~means an Eligible Individual ceasing to be an employee~~,~~ or officer ~~or Consultant~~ of the Corporation or an ~~Affiliated Entity~~Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

O.	"Retirement Date” means the date ~~that~~on which a Participant ceases to be an ~~employee, officer or Consultant of the Corporation or an Affiliated Entity~~Eligible Individual due to the Retirement of the ~~Participant~~Eligible Individual;

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P.	‘’RRSP’’ means a registered retirement savings plan;

Q.	"Shares” means the common shares in the capital of the Corporation;

~~Q.~~	 ~~“Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (Ontario);~~

R.	"Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Corporation or an ~~Affiliated Entity~~Affiliate or cessation of employment of the employee with the Corporation or an ~~Affiliated Entity~~Affiliate as a result of resignation or otherwise other than the Retirement of the employee; and (ii) in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an ~~Affiliated Entity~~Affiliate (other than through the Retirement of an officer); ~~and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Corporation or an Affiliated Entity (other than through the Retirement of a Consultant);~~

S.	"Termination Date” means the date on which a Participant ceases to be an Eligible ~~Person~~Individual due to the Termination of the ~~Participant~~Eligible Individual;

T.	"Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

U.	"TSX” means the Toronto Stock Exchange.
          Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.
          This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.
1.4	Shares Reserved under the ~~Share~~Stock Option Plan
(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan ~~is 12,500,000,~~, subject to adjustment ~~or increase of such number~~ pursuant to Section ~~3.3.~~3.3, is 32,500,000. Any Shares subject to an Option which has been granted under the Plan and which ~~have~~Option has been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares ~~issuable~~issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

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ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS
2.1	Option Grants
          Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.
~~2.2~~	~~Exercise of Options~~

2.2	Option Terms
(a)	Options granted must be exercised no later than ~~10~~five years after the date of grant or such lesser period as the applicable grant ~~or Regulations~~ may require. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.

(b)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(c)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d)	A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

(e)	Options may be granted so that they qualify as incentive stock options (“ISOs”) under section 422(d) of the U.S. Internal Revenue Service Code (“IRS Code”) in accordance with the requirements and limitations in Section 3.7 below.
2.3	Option Price
          The Board will establish the exercise price of an Option at the time each Option is granted, provided that such price shall not be less than the ~~volume weighted average trading price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the option is granted~~Market Price. The Board shall not reduce the exercise price of any outstanding Option.
2.4	Grant to Participant’s RRSP or Holding Company
          Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company.
~~2.4~~2.5	Termination, Retirement or Death
(a)	In the event of the Termination ~~or Retirement of a Participant~~of an Eligible Individual, each Option held by the ~~Participant~~Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, will cease to be exercisable within a period of 30 days after the Termination Date ~~or Retirement Date, as the case may be~~, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no

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Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) ~~36~~12 months following the Termination Date ~~or Retirement Date, as the case may be. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer of the Corporation to make any determination with respect to the expiry or termination date of Options held by any departing Participant~~. If any portion of an Option held by a terminated Eligible Individual or such Eligible Individual’s Holding Company or RRSP, as applicable, has not vested on the Termination Date ~~or Retirement Date, as the case may be~~, the Participant holding such Option may not, after the Termination Date ~~or Retirement Date, as the case may be~~, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. ~~The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant.~~ Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the ~~Participant~~Eligible Individual was dismissed with or without cause and regardless of whether the ~~Participant~~Eligible Individual received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)	In the event of the Retirement of an Eligible Individual, each Option held by the Eligible Individual or the Eligible Individual’s Holding Company or RRSP, as applicable, will cease to be exercisable within a period of 30 days after the Retirement Date, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 12 months following the Retirement Date. If any portion of an Option held by a retired Eligible Individual or such Eligible Individual’s Holding Company or RRSP, as applicable, has not vested on the Retirement Date, the Participant holding such Option may not, after the Retirement Date, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board.

(~~b~~c)	If ~~a Participant~~an Eligible Individual dies, the ~~legal~~personal representatives, heirs or legatees of the ~~Participant~~deceased Eligible Individual may exercise the Options held by the ~~Participant~~deceased Eligible Individual or the deceased Eligible Individual’s Holding Company or RRSP, as applicable, within a period of time after the date of the ~~Participant’~~Eligible Individual’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the ~~Participant, but only to the extent the Options were by their terms exercisable on the date of death. The~~Eligible Individual. If any portion of an Option held by a deceased Eligible Individual or such Eligible Individual’s Holding Company or RRSP, as applicable, has not vested on the Eligible Individual’s date of death, the personal representatives, heirs or legatees of the deceased Eligible Individual holding such Option may not, after the date of death of the Eligible Individual, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. ~~The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant. If the legal representative of a Participant who has died~~If the personal representative, heir or legatee of a deceased Eligible Individual

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exercises the Option of the ~~Participant~~deceased Eligible Individual in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the ~~legal~~personal representative, heir or legatee that ~~the legal representative~~it is entitled to act on behalf of the ~~Participant~~deceased Eligible Individual to purchase the Shares under this Plan.
~~2.5~~2.6	Option Agreements
          Each Option must be confirmed, and will be governed, by an agreement in a form determined by the Board and signed by the Corporation and the ~~Participant~~Eligible Individual, an RRSP of which the Eligible Individual is an annuitant, or the Eligible Individual’s Holding Company, as applicable.
~~2.6~~2.7	Payment of ~~Option~~Exercise Price
          The exercise price of each Share purchased under an Option must be paid in full by bank draft ~~or~~, certified cheque or wire transfer at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Corporation.
~~2.7~~2.8	Acceleration on Change of Control
          In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to ~~Section 2.2 hereof, if applicable~~subsection 2.2(b) hereof, if applicable. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares.
ARTICLE 3
MISCELLANEOUS
3.1	Right to Terminate Options on Sale of Corporation
          Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or ~~officer~~offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Corporation may give written notice to all Participants advising them that, ~~their respective Options may be exercised only~~ within 30 days after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, and that upon the failure of a Participant to provide such notice within the 30-day period, all rights of the ~~Participants not exercised~~Participant will terminate ~~at the expiration of the 30-day period~~, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period. If a Participant gives notice that the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

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3.2 Prohibition on Transfer of Options
     Options are personal to each Eligible Person. ~~Without the permission of the Corporation, no~~ No Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person~~.~~, except as provided in Section 2.4. If a ~~Participant’s~~ Holding Company ceases to be wholly-owned and controlled by ~~the Participant,~~an Eligible Individual and/or the spouse, children and/or grandchildren of such Participant ~~will~~, such change in ownership or control shall be deemed to ~~have Transferred any~~be an improper Transfer of all of the Options held by such Holding Company. ~~A purported~~An improper Transfer of any Options ~~without the permission of the Corporation will not be valid~~will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Corporation will not issue any ~~Share~~Shares upon the attempted exercise of improperly Transferred Options.
3.3	Capital Adjustments
          If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties. In any event, upon a Change of Control, holders of Options shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that Participants would be entitled to receive for their Shares.
3.4	Non-Exclusivity
          Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible ~~Person or Participant~~Individual, subject to any required regulatory or shareholder approval.
3.5	Amendment and Termination
          ~~Subject to the requisite~~Except as otherwise set out below, the Board shall seek shareholder and regulatory ~~approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or~~approval for any amendments to the Plan. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided ~~however~~ that ~~no such right may~~, without the consent of ~~the Optionee,~~a Participant, such discontinuance may not in any manner adversely affect ~~his~~the Participant’s rights under any Option ~~theretofore~~ granted under the Plan.
~~(a)~~	 ~~The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:~~
~~(i)~~	 ~~any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;~~

~~(ii)~~	 ~~any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;~~

~~(iii)~~	 ~~the addition of any form of financial assistance;~~

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~~(iv)~~	 ~~any amendment to a financial assistance provision which is more favourable to participants;~~

~~(v)~~	 ~~any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;~~

~~(vi)~~	 ~~the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;~~

~~(vii)~~	 ~~a discontinuance of the Plan; and~~

~~(viii)~~	 ~~any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.~~
          ~~(b)~~ The Board may, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion make ~~all other~~the following amendments to the Plan ~~that are not of the type contemplated in subparagraph 10(a) above including, without limitation~~:
~~(i)~~	 ~~amendments of a “housekeeping” nature;~~
(a)	amending typographical, clerical and grammatical errors;
~~(ii)~~	 ~~a change to the vesting provisions of a security or the Plan;~~
(b)	reflecting changes to applicable securities laws;
(~~iii)~~	 ~~a change to~~c) changing the termination provisions of ~~a security~~an Option or the Plan which ~~does~~do not entail an extension beyond the original expiry date; ~~and~~

(~~iv~~d)	including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve . ; and

(~~c~~)	 ~~Notwithstanding the provisions of subparagraph 3.5(b)~~e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be resident or a citizen.
          Notwithstanding the foregoing, the Corporation shall ~~additionally~~ obtain requisite shareholder approval in respect of amendments to the Plan ~~that are contemplated pursuant to subparagraph 3.5(b),~~ to the extent such approval is required by any applicable laws or regulations.
3.6	Compliance with Legislation
          The Board may postpone or adjust any exercise of any Option or the ~~issue~~issuance of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

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3.7. Special Requirements for U.S. Participants
(a)	Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 32,500,000, subject to adjustment pursuant to Section 3.3 of this Plan and subject to the provisions of sections 422 and 424 of the IRS Code.

(b)	Each Option agreement shall specify whether the related Option is an ISO or a non-ISO. If no such specification is made, the related Option will be (1) an ISO if all of the requirements under the IRS Code that must be satisfied in order for such Option to qualify as an ISO are satisfied, or (2) in all other cases, a non-ISO.

(c)	ISOs may only be granted to Eligible Individuals who are employees of the Corporation or an affiliate for purposes of section 422 of the IRS Code.

(d)	An ISO shall be treated as a non-ISO to the extent that the aggregate fair market value of the Shares (determined as of the applicable grant date) with respect to which ISOs are exercisable for the first time during any calendar year (pursuant to this Plan and all other plans of the Corporation and of any affiliate for purposes of section 422 of the IRS Code) will exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the IRS Code.

(e)	The exercise price per Share payable upon exercise of an ISO granted to an Eligible Individual who is a 10% Shareholder on the applicable grant date will be not less than one hundred and ten percent (110%) of the Market Price of a Share on the applicable grant date. “10% Shareholder” means any Eligible Individual who owns, taking into account the constructive ownership rules set forth in section 424(d) of the IRS Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation.

(f)	No ISO may be granted more than ten (10) years after the earlier of (i) the date on which this Plan is adopted by the Board, or (ii) the date on which this Plan is approved by the shareholders of the Corporation.

(g)	If the Board determines to extend the exercise period of an ISO pursuant to its authority under Section 2.5 above or to make any other revision to the terms of an ISO, such Option shall thereafter be treated as a non-ISO to the extent required under sections 422 and 424 of the IRS Code. Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an Option (whether an ISO or non-ISO) granted to a U.S. Participant shall be made only if it does not create adverse tax consequences under section 409A of the IRS Code.

(h)	In the event that this Plan is not approved by the shareholders of the Corporation within twelve (12) months before or after the date on which this Plan is adopted by the Board, any ISO granted under this Plan will automatically be deemed to be a non-ISO.
3.8. Withholding Taxes
     The exercise of each Option granted under this Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the Option price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option (or alternatively, the Corporation shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Option shares, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to a Participant under the Plan).

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~~3.7~~3.9 Effective Date
     This Plan shall be effective on April 15, 2005, shareholder approval having been received at the Corporation’s annual and special meeting held on May 16, 2005, as amended by the Corporation’s shareholders ~~effective~~on May 2, ~~2007.~~2007 and May 20, 2008.

SCHEDULE “C”
GOLDCORP INC.
RESTRICTED SHARE PLAN
~~APRIL 15, 2005~~
(AMENDED EFFECTIVE MAY 20, 2008)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:
A.	“~~Act” means the Business Corporations Act (Ontario) or its successor, as~~Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

B.	“Associate”, where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

~~B.~~	~~“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;~~

C.	“Board” means the Board of Directors of the Corporation;

~~C~~D. “Change of Control” means the occurrence of any one or more of the following events:
(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its ~~Subsidiaries~~Affiliates which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its ~~Subsidiaries~~Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned ~~subsidiary of the Corporation~~Affiliate

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in the course of a reorganization of the assets of the Corporation and its ~~subsidiaries~~ Affiliates;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities ~~of the Corporation~~ which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or ~~associates~~Associates and/or ~~affiliates~~Affiliates of the Acquiror ~~(as such terms are defined in the Act)~~ to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or~~;~~ (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its ~~affiliates~~Affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.
For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

~~D~~E.	“Committee” means the ~~Directors~~Board or, if the ~~Directors~~Board so ~~determine~~determines in accordance with Section 2.03 of the Plan, the committee of the ~~Directors~~Board authorized to administer the Plan which includes any compensation committee of the ~~board~~Board;

~~E~~F.	“Corporation” means Goldcorp Inc.~~, a corporation incorporated under the Act;F. “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time~~ and includes any successor corporation thereof;

G.	“~~Directors” means the board of directors of the Corporation from time to time;~~

~~H.~~	~~“Eligible Contractors” means individuals, other than Eligible Directors or Eligible Employees that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Affiliates under a written contract between the Corporation or the Designated Affiliate and the individual or a company which the individual consultant is an employee and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Affiliate;I. “~~Eligible Directors” means the ~~Directors and the~~ directors of ~~any Designated Affiliate of~~ the Corporation ~~from time to time~~or any Affiliate;

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~~J~~H.	“Eligible Employees” means the employees of the Corporation or any Affiliate, including officers, whether Eligible Directors or not, and including both full-time and part-time employees~~,~~ of the Corporation or any ~~Designated~~ Affiliate ~~of the Corporation~~;

~~K~~I.	“Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of ~~a Subsidiary of the Corporation~~an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

~~L~~J.	“Participant” ~~for the Plan~~ means each Eligible ~~Director, Eligible Contractor,~~Employee and Eligible ~~Employee~~Director to whom Restricted Share Rights are granted hereunder;

~~M~~K.	“Plan” means the Corporation’s ~~restricted share plan~~Restricted Share Plan, as same may be amended from time to time;

~~N~~L.	“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

~~O~~M.	“Retirement” ~~in respect of a Participant~~ means the Participant ceasing to be an Eligible Employee~~,~~ or an Eligible Director ~~or Eligible Contractor~~ after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

~~P~~N.	“Retirement Date” means the date ~~that~~on which a Participant ceases to be an Eligible Employee~~,~~ or an Eligible Director ~~or Eligible Contractor~~ due to the Retirement of the Participant;

~~Q~~O.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

~~R~~P.	“Restricted Shares” means the Shares issuable upon ~~the exercise~~either (i) the expiry of an applicable Restricted Period, or (ii) the grant of Restricted Share Rights if they are granted without any applicable Restricted Period;

~~S~~Q.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

~~T~~R.	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or ~~a Designated~~an Affiliate or the cessation of employment of the Eligible Employee with the Corporation or ~~a Designated~~an Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; and (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or ~~a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated~~any Affiliate; and

~~U~~S.	“TSX” means the Toronto Stock Exchange.
     Section 1.02 ~~Securities Definitions: In the Plan, the terms “affiliate”, “subsidiary” and “insider:” shall have the meanings given to such terms in the Securities Act (Ontario).Section 1.03~~ Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

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Section ~~1.041.03~~ Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
Section ~~1.05~~ 1.04 References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “~~hereunder~~”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.
Section ~~1.06~~1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.
ARTICLE TWO
PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN
Section 2.01 Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees , and directors  ~~and consultants~~ of the Corporation and the ~~Designated~~its Affiliates ~~of the Corporation~~ and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, ~~consultants~~ and directors of the Corporation and ~~Designated~~its Affiliates ~~of the Corporation~~, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, ~~consultants~~ and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.
Section 2.02 Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as ~~Directors~~directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.
Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the ~~Directors~~directors of the Corporation may, to the extent permitted by applicable law and as determined by resolution of the ~~Directors~~directors of the Corporation, be exercised by a committee of the ~~Directors~~ Board comprised of not less than three (3) ~~Directors~~directors of the Corporation, including any compensation committee of the ~~board of directors of the Corporation~~Board.
Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant ~~in the Plan~~;

(b)	the number of Restricted Share Rights granted to each Participant ~~under the Plan~~; and

(c)	the number of Restricted Shares issued to each Participant ~~under the Plan~~.
Section 2.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and

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restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.
Section 2.06 Maximum Number of Shares: ~~The aggregate maximum number of Shares available for issuance from treasury under this Plan is 500,000 which shall be allocated as follows:~~
(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan ~~shall be determined from time to time by the Committee, but in any case, shall not exceed 500,000 Shares~~, subject to adjustment pursuant to Section 5.06, shall not exceed 5,500,000 Shares. Any Shares subject to a Restricted Share Right which has been granted under the Plan and which has been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares ~~issuable~~issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Right.
ARTICLE THREE
RESTRICTED SHARE PLAN
Section 3.01 Restricted Share Plan: The Plan is hereby established for Eligible Employees~~,~~ and Eligible Directors ~~and Eligible Contractors~~.
Section 3.02 Participants: The Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. ~~Each~~ At the end of the Restricted Period applicable to a Restricted Share Right ~~is exercisable for one Share of the Corporation~~, and without the payment of additional consideration, ~~at the end of the Restricted Period without any~~ or any other further action on the part of the holder of the Restricted Share Right ~~in accordance with this Article Three~~, the Corporation shall issue to the Participant holding the Restricted Share Right one Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.
Section 3.03 Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical.
Section 3.04 Restricted Period: ~~Upon~~ Concurrent with the determination to grant ~~of~~ Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.
Section 3.05 Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the

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Participant shall immediately terminate and be of no further force or effect~~,~~; provided, however, that the Committee ~~has~~shall have the absolute discretion to ~~waive such termination~~modify the grant of the Restricted Shares to provide that the Restricted Period shall terminate immediately prior to a Participant’s Termination or Retirement.
Section 3.06 ~~Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period, the Corporation shall issue forthwith Restricted Shares issuable upon the exercise of Restricted Share Rights held by the Participant. Section 3.07~~ Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares issuable upon the ~~exercise of Restricted Share Rights for which the~~expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. ~~The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares issuable upon the exercise of Restricted Share Rights for which the Restricted Period has expired in the manner and at the time such dividends are ordinarily paid to holders of Shares.~~
Section ~~3.08~~3.07 Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately ~~issuable~~issued by the Corporation.
Section ~~3.09~~3.08 Change of Control: In the event of a Change of Control, all Restricted Share Rights outstanding shall be immediately exercised for Restricted Shares notwithstanding the Restricted Period. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares.
Section ~~3.10~~3.09 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation ~~or by a written resolution of all of the shareholders of the Corporation in accordance with the Act~~ and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.
~~Section 3.11 Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Corporation’s board of directors.~~
ARTICLE FOUR
WITHHOLDING TAXES
Section 4.01 Withholding Taxes: The Corporation or ~~any Designated Affiliate of the Corporation~~its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or ~~any Designated~~its Affiliate ~~of the Corporation~~ is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation ~~or any Designated~~its Affiliate ~~of the Corporation~~ for any amount which the Corporation ~~or Designated Affiliate of the Corporation is~~and its Affiliates are required to withhold with respect to such taxes.

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ARTICLE FIVE
GENERAL
Section 5.01 Effective Time of Restricted Share Plan: The Plan shall ~~become effective upon a date to be determined by the Corporation’s board of directors~~be effective on April 15, 2005, shareholder approval having been received at the Corporation’s annual and special meeting held on May 16, 2005, as amended by the Corporation’s shareholders on May 20, 2008. The Plan shall remain in effect until it is terminated by the Board.
Section 5.02 Amendment of Restricted Share Plan: ~~The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan, provided that any amendment, modification or change to the provisions of the Plan which would~~ Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to the Plan. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.
      The Board may, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion make the following amendments to the Plan:
~~(a)~~	~~materially increase the benefits under the Plan;~~

(a)	amending typographical, clerical and grammatical errors;

~~(b)~~	~~increase the number of Shares, other than by virtue of Sections 5.06, 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; or~~

(b)	reflecting changes to applicable securities laws; and

~~(c)~~	~~materially modify the requirements as to eligibility for participation in the Plan;~~

(c)	ensuring that the Restricted Share Rights granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Right has been granted may from time to time be resident or a citizen.
~~shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.~~
Notwithstanding the foregoing, the Corporation shall obtain requisite shareholder approval in respect of amendments to the Plan to the extent such approval is required by any applicable laws or regulations.
Section 5.03 Non-Assignable: Except ~~as otherwise may be expressly provided for under this Plan or~~ pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.
Section 5.04 Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to ~~Section 5.09,~~Sections 3.06 and 5.06, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of ~~exercise of~~expiry of the Restricted Period applicable to any Restricted Share Right.
Section 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or ~~any Designated Affiliate~~its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or ~~any Designated Affiliate~~its Affiliates to discharge any Participant at any

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time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.
Section 5.06 ~~Automatic Extension of Restricted Period during Black Outs: Unless otherwise determined by resolution of the Committee, in the event any Restricted Period expires during a self imposed or regulatory black out period on trading securities of the Corporation, such Restricted Period shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding section 3.05, if a Restricted Period is automatically extended pursuant to this section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with section 3.05 and shall continue to be in effect. Section 5.07~~ Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:
(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.
If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.
Section ~~5.08~~5.07 Securities Exchange Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within 10 days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:
(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement ~~options~~restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax deferred basis under the Income Tax Act (Canada).
Section ~~5.09~~5.08 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
Section ~~5.10~~5.09 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.
Section ~~5.11~~5.10 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

SCHEDULE “D”
BY-LAW NO. ~~2~~3
A by-law relating generally to
the conduct of the affairs of
GOLDCORP INC.
CONTENTS
          1. Interpretation
          2. Business of the Corporation
          3. Directors
          4. Committees
          5. Officers
          6. Protection of Directors, Officers and Others
          7. Shares
          8. Dividends and Rights
          9. Meetings of Shareholders
          10. Information Available to Shareholders
          11. Divisions and Departments
          12. Notices
          13. Effective Date
          14. Repeal
          BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Goldcorp Inc. (hereinafter called the “Corporation”) as follows:

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SECTION ONE
INTERPRETATION
1.01	Definitions

In the by-laws of the Corporation, unless the context otherwise requires:
(1)	“Act” means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations made pursuant thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)	“appoint” includes “elect” and vice versa;

(3)	“board” means the board of directors of the Corporation;

(4)	“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(5)	“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(6)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(7)	“recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(8)	“Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time;

(~~8~~9)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.03 or by a resolution passed pursuant thereto;

(~~9~~10)	all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act; and

(~~10~~11)	the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.
1.02 Conflict with Laws
In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

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SECTION TWO
BUSINESS OF THE CORPORATION
2.01 Corporate Seal
          The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the board.
2.02 Financial Year
          The financial year of the Corporation shall be as determined by the board from time to time.
2.03 Execution of Instruments
          Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any two officers or directors, or a combination thereof, and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.
          The seal of the Corporation may when required be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons, appointed as aforesaid by resolution of the board.
          The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.
          The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, or any Vice-President together with any one of the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any one of the foregoing officers together with any one director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.
2.04 Banking Arrangements
          The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

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2.05 Custody of Securities
          All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.
          All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.
2.06 Voting Shares and Securities in other Companies
          All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.
SECTION THREE
DIRECTORS
3.01 Number of Directors and Quorum
          The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to ~~paragraph 3.08,~~ the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine.
3.02 Qualification
          No person shall be qualified for election as a director if ~~he~~disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; ~~if he is of unsound mind and has been so found a~~ person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; ~~if he~~a person who is not an individual; or ~~if he~~ a person who has the status of a bankrupt). A director need not be a shareholder. ~~A majority of the directors shall be resident Canadians, provided that if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian~~The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum of 25%). If the Corporation is or becomes an offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

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3.03 Election and Term
          The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.
3.04 Removal of Directors
          Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.
3.05 Vacation of Office
          A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.
3.06 Vacancies
          Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.
3.07 Action by the Board
          The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to ~~paragraphs 3.08 and 3.09,~~paragraph 3.08, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.
~~3.08 Canadian Majority~~
          ~~The board shall not transact business at a meeting other than to fill a vacancy in the board, unless a majority of the directors present are resident Canadians, except where~~
~~(a)~~	~~a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and~~

~~(b)~~	~~a majority of resident Canadians would have been present had that director been present at the meeting.3.09~~ Meeting by Telephone
          If all the directors of the Corporation present or participating in the meeting consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such

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a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.
~~3.10~~3.09 Place of Meetings
          Meetings of the board may be held at any place within or outside Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.
~~3.11~~3.10 Calling of Meetings
          Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director may determine and the Secretary or Assistant Secretary, when directed by the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.
~~3.12~~3.11 Notice of Meeting
          Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 12.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.
          A director may in any manner waive notice of or otherwise consent to a meeting of the board.
~~3.13~~3.12 First Meeting of New Board
          Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.
~~3.14~~3.13 Adjourned Meeting
          Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.
~~3.15~~3.14 Regular Meetings
          The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.
~~3.16~~3.15 Chairman
          The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President, an Executive Vice-President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

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~~3.17~~3.16 Votes to Govern
          At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.
~~3.18~~3.17 Conflict of Interest
          A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.
~~3.19~~3.18 Remuneration and Expenses
          The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.
SECTION FOUR
COMMITTEES
4.01 Committee of Directors
          The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. ~~A majority of the members of such committee shall be resident Canadians.~~
4.02 Transaction of Business
          The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Ontario.
4.03 Audit Committee
          The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

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4.04 Advisory Committees
          The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.
4.05 Procedure
          Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.
SECTION FIVE
OFFICERS
5.01 Appointment
          The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office. In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer. All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures. In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.
5.02 Chairman of the Board
          The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board. Each committee of the board shall appoint a Chairman which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board. The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board. During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.
5.03 President
          The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.
5.04 Executive Vice-President or Vice-President
          Each Executive Vice-President or Vice-President shall have such powers and duties as the board or the President may specify. The Executive Vice-President or Vice-President or, if more than one, the Executive Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President or a Vice-President who is not a director shall not preside as chairman at any meeting of the board.

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5.05 Secretary or Assistant Secretary
          The Secretary or Assistant Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.
5.06 Treasurer or Assistant Treasurer
          The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.
5.07 Powers and Duties of Other Officers
          The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.
5.08 Variation of Powers and Duties
          The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.
5.09 Term of Office
          The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.
5.10 Terms of Employment and Remuneration
          The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.
5.11 Conflict of Interest
          An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph ~~3.18.~~3.17.
5.12 Agents and Attorneys
          The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

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5.13 Fidelity Bonds
          The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.
SECTION SIX
PROTECTION OF
DIRECTORS, OFFICERS AND OTHERS

6.01	Submission of Contracts or
Transactions to Shareholders for Approval
          The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.
6.02 For the Protection of Directors and Officers
          In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby. Subject to the provisions of the Act and to paragraph ~~3.18~~,3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.
6.03 Limitation of Liability
          Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or

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through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.
6.04 Indemnity
          Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or ~~a person~~another individual who acts or acted at the Corporation’s request as a director or officer ~~of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives~~, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~him~~the individual in respect of any civil, criminal ~~or~~, administrative ~~action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate~~, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if
(a)	~~he~~the individual acted honestly and in good faith with a view to the best ~~interest of the Corporation;and~~ interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request;

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, ~~he~~the individual had reasonable grounds for believing that ~~his~~the individual’s conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.
The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.
6.05 Insurance
          The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.
SECTION SEVEN
SHARES
7.01 Allotment
The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act. Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

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7.02 Commissions
          The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.
7.03 Registration of Transfers
          All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act. Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.
7.04 Transfer Agents and Registrars
          The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers. Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.
7.05 Lien for Indebtedness
          The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange  ~~recognized by the Ontario Securities Commission~~ in or outside Canada, the Corporation shall not have such lien. The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.
7.06 Non-recognition of Trusts
          Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.
7.07 Share Certificates and Written Evidence of Ownership
          Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with paragraph 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one

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of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. Holders of uncertificated securities of the Corporation shall be entitled to receive a written notice or other documentation as provided by the Act.
7.08 Replacement of Share Certificates
          The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.
7.09 Joint Shareholders
          If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.
7.10 Deceased Shareholders
          In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.
SECTION EIGHT
DIVIDENDS AND RIGHTS
8.01 Dividends
          Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.
8.02 Dividend Cheques
          A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

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8.03 Non-receipt of Cheques
          In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.
8.04 Record Date for Dividends and Rights
          The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.
8.05 Unclaimed Dividends
          Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
SECTION NINE
MEETINGS OF SHAREHOLDERS
9.01 Annual Meetings
          The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six (6) months after the end of each of the Corporation’s financial years, and (ii) fifteen (15) months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.
9.02 Special Meetings
          The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.
9.03 Place of Meetings
          Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.
9.04 Notice of Meetings
          Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 12.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of

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the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.
9.05 List of Shareholders Entitled to Notice
          For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten (10) days after such record date. If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.
9.06 Record Date for Notice
          The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than ~~50~~60 days and not less than 21 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange. If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.
9.07 Meetings without Notice
          A meeting of shareholders may be held without notice at any time and place permitted by the Act
(a)	if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)	if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.
9.08 Chairman, Secretary and Scrutineers
          The Chairman of the Board or any other director or officer of the Corporation, as determined by the board, may act as chairman of any meeting of shareholders. If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary or Assistant Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to

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act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.
9.09 Persons Entitled to be Present
          The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.
9.10 Quorum
          A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33 1/3% of the issued shares of the Corporation enjoying voting rights at such meeting.
~~9.11 Right to Vote Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 9.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that such person has transferred any of his shares after the record date determined in accordance with paragraph 9.06 and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 9.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.~~

9.11 Right to Vote The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.
9.12 Proxies Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.
9.13 Time for Deposit of Proxies The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.
9.14 Joint Shareholders If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.
9.15 Votes to Govern At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

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9.16 Show of Hands Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be sufficient evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.
9.17 Ballots On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.
9.18 Adjournment The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.
9.19 Resolution in Writing A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.
SECTION TEN
INFORMATION AVAILABLE TO SHAREHOLDERS
10.01 Information Available to Shareholders
          Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.
10.02 Directors’ Determination
          The directors may from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders in general meeting.

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SECTION ELEVEN
DIVISIONS AND DEPARTMENTS
11.01 Creation and Consolidation of Divisions
          The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations of any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.
11.02 Name of Division
          Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.
11.03 Officers of Division
          From time to time the board or, if authorized by the board, the President and/or Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the President and/or Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
SECTION TWELVE
NOTICES
12.01 Method of Giving Notices
          Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary or Assistant Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.
12.02 Signature to Notices
          The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

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12.03 Proof of Service
          A certificate of the Chairman of the Board (if any), the President, an Executive Vice-President, a Vice-President, the Secretary, the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.
12.04 Notice to Joint Shareholders
          All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.
12.05 Computation of Time
          In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.
12.06 Undelivered Notices
          If any notice given to a shareholder pursuant to paragraph 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.
12.07 Omissions and Errors
          The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.
12.08 Deceased Shareholders
          Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.
12.09 Persons Entitled by Death or Operation of Law
          Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

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12.10 Waiver of Notice
          Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.
SECTION THIRTEEN
EFFECTIVE DATE
13.01 Effective Date
          This by-law shall come into force upon being passed by the board.
SECTION FOURTEEN
REPEAL
14.01 Repeal
          Upon this by-law coming into force, by-law number ~~1~~2 of the Corporation shall be repealed, provided that such repeal shall not affect the previous operation of such by-law number ~~1~~2 so repealed or affect the validity of any act done or right, privilege, obligation, acquired or incurred, or the validity of any contract or agreement made pursuant to such by-law number ~~1~~2 prior to its repeal. All resolutions of the shareholders and of the board with continuing effect passed under such repealed by-law number ~~1~~2 shall continue to be good and valid except to the extent that such resolutions are inconsistent with this by-law.
          ENACTED this ~~3rd~~    day of ~~March, 2006.~~ February, 2008.
          WITNESS the seal of the Corporation.

President – ~~Ian W. Telfer~~ C. Kevin McArthur	Secretary – ~~Paul~~ Anna M.~~Stein~~ Tudela

Any questions and requests for assistance may be directed to:
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:
1-866-851-3214
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272